Filed Pursuant to Rule 424(b)(3)

Registration No. 333-177828

PROSPECTUS

Blue Calypso, Inc.

25,036,818 Shares of Common Stock Underlying Series A Convertible Preferred Stock

25,036,820 Shares of Common Stock Underlying Warrants

This prospectus relates to the resale of up to 25,036,818 shares of our common stock to be offered by the selling stockholders upon the conversion of shares of Series A Convertible Preferred Stock and up to 25,036,820 shares of our common stock to be offered by the selling stockholders upon the exercise of common stock purchase warrants.

The selling stockholders may sell shares of common stock from time to time in the principal market on which our common stock is traded at the prevailing market price or in privately negotiated transactions. See “Plan of Distribution” which begins on page 37.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. However, we will generate proceeds in the event of a cash exercise of the warrants by the selling stockholders. We intend to use those proceeds, if any, for general corporate purposes. We will pay the expenses of registering these shares.

All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

Our common stock is quoted on the regulated quotation service of the OTC Bulletin Board under the symbol “BCYP.OB.”  On January 5, 2012, the last reported sale price of our common stock as reported on the OTC Bulletin Board was $1.01 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our stock.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 19, 2012

You should rely only on the information contained in this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where offer or sale is not permitted.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus.  Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus.  It may not contain all the information that may be important to you.  You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes included elsewhere in this prospectus or any accompanying prospectus supplement before making an investment decision.  In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us” and the “Company” for periods prior to the closing of our reverse merger  on September 1, 2011 refer to Blue Calypso Holdings, Inc., a private company incorporated under the laws of the State of Texas that is now our wholly-owned subsidiary, and its subsidiary. All references to “we,” “our,” “us” and the “Company” for periods subsequent to the closing of our reverse merger transactions and prior to the closing of our reincorporation merger on October 17, 2011 refer to Blue Calypso, Inc., a publicly traded Nevada corporation, and its direct and indirect subsidiaries. All references to “we,” “our,” “us” and the “Company” for periods subsequent to the closing of our reincorporation merger refer to Blue Calypso, Inc., a publicly traded Delaware corporation, and its direct and indirect subsidiaries.

Corporate History

We were incorporated as a Nevada corporation on March 2, 2007 under the name JJ&R Ventures, Inc. for the purpose of developing and marketing an educational book series, consisting of books, presentations and flash cards focusing on healthy nutrition for children. On or about July 2011, we were presented with a business opportunity by the management of a privately held Texas company named Blue Calypso Holdings, Inc. that upon evaluation was determined to be more desirable than our previous business plan. As a result, we suspended our efforts in relation to our original business plan and entered into negotiations with Blue Calypso Holdings, Inc. to consummate a reverse merger transaction.

In contemplation of a possible transaction with Blue Calypso Holdings, Inc., we changed our name from “JJ&R Ventures, Inc.” to “Blue Calypso, Inc.” on July 21, 2011 and completed a three and four tenths (3.4) for one (1) forward stock split of our common stock.

On September 1, 2011, in order to effectuate the reverse merger transaction, Blue Calypso Acquisition Corp., a wholly-owned subsidiary of ours, merged with and into Blue Calypso Holdings, Inc., with Blue Calypso Holdings, Inc. being the surviving corporation and becoming our wholly-owned subsidiary. In connection with this merger, we discontinued all of our prior operations and assumed the business of Blue Calypso Holdings, Inc. as our sole line of business. We refer to this merger transaction as the “reverse merger.”

Immediately following the closing of the reverse merger, we transferred all of our pre-merger assets and liabilities to JJ&R Ventures Holdings, Inc., a wholly-owned subsidiary, and transferred all of the outstanding stock of JJ&R Ventures Holdings, Inc. to Deborah Flores, our then majority stockholder and our former president, secretary, treasurer and sole director, in exchange for the cancellation of 51,000,000 shares of our common stock then owned by Ms. Flores.

Following the closing of the reverse merger, we issued convertible promissory notes in the aggregate principal amount of $1,500,000 and five-year warrants to purchase up to 22,091,311 shares of our common stock at an exercise price of $0.10 per share to two accredited investors in a private placement transaction. The promissory notes automatically converted into 1,500,000 shares of Series A Convertible Preferred Stock on October 17, 2011. In addition, one of the investors has irrevocably committed to purchase an additional 200,000 shares of Series A Convertible Preferred Stock and five-year warrants to purchase up to 2,945,509 shares of common stock at an exercise price of $0.10 per share upon the effectiveness of the registration statement of which this prospectus forms a part. The Series A Convertible Preferred Stock is convertible into shares of common stock at a conversion price of $0.0679 per share.

On October 17, 2011, we  merged with and into Blue Calypso, Inc., a Delaware corporation and wholly-owned subsidiary, for the sole purpose of changing our state of incorporation from Nevada to Delaware.  We refer to this merger transaction as the “reincorporation merger.”

Overview

Through our platform, participating consumers can use the mobile and social technologies they regularly use for digital communications to endorse our participating advertisers’ brands, offerings or causes.  These consumer “endorsers” deliver advertiser-created content to their friends and followers and are rewarded for promoting participating advertisers’ brands with cash and reward perks.

Through our platform, advertisers target subscribers based on their demographics and/or interest attributes.  This ensures that the brands and offers that are presented to the subscriber are meaningful and interesting to them.  The endorsers are able to choose to endorse those brands or offers directly from their mobile application, Calyp (pronounced ‘klip’), and subsequently share their endorsement within their digital social circles.  Endorsers can choose to post their endorsement on their personal social media sites, such as Facebook, LinkedIn and Twitter, or send an SMS/text message directly to someone in their mobile contact list.  In essence, each endorser becomes a “micro-publisher” for brand content — a syndication approach that is dramatically different from the broadcast or “interrupt-marketing” nature of traditional advertising models.  Each advertiser establishes a campaign budget, and as endorsers share the advertiser content, the advertiser account is reduced based on a rate schedule.  Endorsers in turn earn cash, which is loaded on a personal reloadable branded Visa Debit card semi-monthly.  In addition to cash incentive rewards, advertisers introduce exclusive VIP Perks, which can be graduated based on the endorser’s status level (Preferred, Gold, Platinum or Elite).  Our business model is based on the spread between the performance-based fees paid by the advertiser and the incentives paid to the endorser. We may also earn redemption incentives from advertisers when a purchase is made via an endorsement. An example of this would be a record label advertising an artist’s new CD with a “Buy Now” link to Apple’s iTunes or Amazon.com.

Our proprietary ad-rendering and delivery engine gives advertisers the ability to serve multiple creative display ads within the same campaign, targeting such specific conditions as geo-location, day-of-week, time-of-day, and even weather conditions. Our technology identifies the recipient’s circumstance upon campaign view and delivers a relevant message. We believe that our ability to implement targeted advertisements, including point-of-sale, geo-location specific offers, and metered mobile coupon redemptions, extends the capability of our platform beyond current digital or mobile advertising.

As a by-product of campaign delivery and recipient interaction, we offer analytics and business intelligence capabilities, which provide advertisers the ability to see how campaigns are delivered, where they are getting the most traction, and which are seeing the most activity. The platform also allows advertisers to assess the response to their messages in real-time and adjust their campaigns based on performance. For example, advertisers can launch multiple campaigns and monitor their analytics to see which content is getting a more viral response and igniting the most conversation.

Our principal executive offices are located at 19111 North Dallas Parkway Suite 200, Dallas Texas 75287. Our telephone number is (972) 695-4776. Our website address is http://www.bluecalypso.com. Information on or accessed through our website is not incorporated into this prospectus and is not a part of this prospectus.

The Offering

Common stock offered by the selling stockholders:

50,073,638 shares of our common stock to be offered by the selling stockholders upon the conversion of shares of Series A Convertible Preferred Stock and the exercise of common stock purchase warrants.

Common stock outstanding prior to the offering:	125,295,526

Common stock outstanding after this offering:	175,369,164 (1)

Use of proceeds:

We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. However, we will generate proceeds in the event of a cash exercise of the warrants by the selling stockholders.

We intend to use those proceeds, if any, for general corporate purposes.

Offering price:	All or part of the shares of common stock offered hereby may be sold from time to time in amounts and on terms to be determined by the selling stockholders at the time of sale.

OTC Bulletin Board symbol:	BCYP.OB

Risk factors:

You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 4 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1)         The number of shares of common stock outstanding after the offering is based upon 125,295,526 shares outstanding as of January 5, 2012, includes 320,825 shares of restricted stock issued under the Blue Calypso, Inc. 2011 Long-Term Incentive Plan, and assumes the conversion of all shares of Series A Convertible Preferred Stock and the exercise of all warrants with respect to those shares being registered for resale pursuant to the registration statement of which this prospectus forms a part.

The number of shares of common stock outstanding after this offering excludes:

•                                          4,223,825 shares of common stock issuable upon the exercise of currently outstanding options, each of which has an exercise price of $0.0679; and

•                                          1,500,115 shares of common stock issuable upon the full vesting of currently outstanding restricted stock units.

•                                          30,759,060 shares of common stock available for future issuance under the Blue Calypso, Inc. 2011 Long-Term Incentive Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  Before investing in our common stock, you should carefully consider the risks described below and the financial and other information included in this prospectus.  If any of the following risks, or any other risks not described below, actually occur, it is likely that our business, financial condition, and/or operating results could be materially adversely affected.  In such case, the trading price and market value of our common stock could decline and you may lose part or all of your investment in our common stock.  The risks and uncertainties described below include forward-looking statements and our actual results may differ from those discussed in these forward-looking statements.

Risks Relating to our Business

We have a history of losses which may continue, which may negatively impact our ability to achieve our business objectives.

We incurred net losses of $1,031,470 and $1,444,158 for the nine months ended September 30, 2011 and the period from September 11, 2009 to September 30, 2011, respectively. As of September 30, 2011, we had a stockholders’ equity of $143,967.  We cannot assure you that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise in the relatively new and volatile market for product marketing and branding through social media communities. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our revenue model. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We have a limited operating history and if we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

We have a limited operating history. Our operations will be subject to all the risks inherent in the establishment of a developing enterprise and the uncertainties arising from the absence of a significant operating history. We have nominal revenues from operations and limited assets. We have yet to generate positive earnings and there can be no assurance that we will ever operate profitably.  If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in our company.

We may need additional capital to fund our operations.

We believe that we will require additional capital to fund the anticipated expansion of our business and to pursue targeted revenue opportunities. We cannot assure you that we will be able to raise additional capital. If we are able to raise additional capital, we do not know what the terms of any such capital would be. In addition, any future sale of our equity securities would dilute the ownership and control of our current stockholders and could be at prices substantially below prices at which our shares currently trade. Our inability to raise capital could require us to significantly curtail or terminate our operations.

Our failure to manage growth effectively could impair our business.

Our business strategy envisions a period of rapid growth that may put a strain on our administrative, operational resources and funding requirements.  Our ability to effectively manage growth will require us to continue to expand the capabilities of our operational and management systems and to attract, train, manage and retain qualified personnel.  There can be no assurance that we will be able to do so, particularly if losses continue and we are unable to obtain sufficient financing.  If we are unable to successfully manage growth, our business, prospects, financial condition, and results of operations could be adversely affected.

The markets that we are targeting for revenue opportunities may change before we can access them.

The markets for traditional Internet and mobile web products and services that we are targeting for revenue opportunities are changing rapidly and are being pursued by many other companies, and the barriers to entry are relatively low. We cannot provide assurance that we will be able to realize our targeted revenue opportunities before they change or before other companies dominate the market. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit client attrition and maintain our prices.

We operate within a highly competitive and complex market, which could have an adverse effect on our business.

Product advertising, marketing, awareness and branding through social media sites is an extremely competitive and fragmented industry.  The industry can be significantly affected by many factors, including changes in local, regional, and national economic conditions, changes in consumer preferences, brand name recognition, marketing and the development of new and competing products or new social media companies.  We expect that existing businesses that compete with us and have greater financial resources than us will be able to undertake more extensive marketing campaigns and more aggressive advertising strategies than us, thereby generating more attention to their companies.  These competitive pressures could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Future competitive technology for advertising, branding and awareness campaigns in the mobile device market may render our technology obsolete.

Newer technology may render our technology obsolete which would have a material adverse effect on our business and results of operations.  In addition, in order to adapt to new technology, we may be required to collaborate with third parties to develop and deploy our services, and we may not be able to do so on a timely and cost-effective basis, if at all.

We may not be able to adequately protect our proprietary rights, which would have an adverse effect on our ability to competitively conduct our business.

We rely on our proprietary rights to deliver our platform. To protect our proprietary rights, we rely on a combination of patent and trade secret laws, confidentiality agreements, and protective contractual provisions. Despite these efforts, our patents and intellectual property relating to our business may not provide us with adequate protection of our platform or any competitive advantages.

Our issued patent may be subject to challenge and possibly invalidated by third parties.  Changes in either the patent laws or in the interpretations of patent laws in the United States or other countries may diminish the value of our intellectual property.

We own three patent applications in the United States.  We cannot assure that these patent applications will be issued, in whole or in part, as patents.  Patent applications in the United States are maintained in secrecy until the patents are published or issued.  Since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we are the first creator of the inventions covered by pending patent applications.

The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain.  Accordingly, we cannot be certain that the patent applications that we file will actually afford protection against competitors with similar technology.  Others may independently develop similar or alternative products and technologies that may be outside the scope of our intellectual property.  In addition, patents issued to us may be infringed upon or designed around by others and others may obtain blocking patents that we need to license or design around, either of which would increase costs and may adversely affect our operations.

Further, effective protection of intellectual property rights may be unavailable or limited in some foreign countries.  Our inability to adequately protect our proprietary rights would have an adverse impact on our ability to competitively market our platform on a world-wide basis.

We also rely on trade secrets law to protect our technology.  Trade secrets, however, are difficult to protect.  While we believe that we use reasonable efforts to protect our trade secrets, our own or our strategic partners’ employees, consultants, contractors or advisors may unintentionally or willfully disclose our information to competitors.  We seek to protect this information, in part, through the use of non-disclosure and confidentiality agreements with employees, consultants, advisors, and others.  These agreements may be breached, and we may not have adequate remedies for a breach.  In addition, we cannot ensure that those agreements will provide adequate protection for our trade secrets, know-how or other proprietary information or prevent their unauthorized use or disclosure.

If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.  If we were to prosecute a claim that a third party had illegally obtained and was using our trade secrets, it could be expensive and time consuming and the outcome could be unpredictable.  In addition, courts outside the United States are sometimes less willing to protect trade secrets than courts in the United States.  Moreover, if our competitors independently develop equivalent knowledge, we would lack any contractual claim to this information, and our business could be harmed.

To the extent that consultants and key employees apply technological information independently developed by them or by others to our potential products, disputes may arise as to the proprietary rights of the information, which may not be resolved in our favor.  Consultants and key employees that work with our confidential and proprietary technologies are required to assign all intellectual property rights in their discoveries to us.  However, these consultants and key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors.

We could become involved in intellectual property disputes that create a drain on our resources and could ultimately impair our assets.

We do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties; however, in the event of an infringement claim, we may be required to spend a significant amount of money to defend a claim, develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining licenses on reasonable terms, if at all. Any litigation, even if without merit, could result in substantial costs and diversion of our resources and could materially and adversely affect our business and operating results.

Third-party intellectual property rights in our field are complicated and continuously evolving.  We have not performed searches for third-party intellectual property rights that may raise freedom-to-operate issues, and we have not obtained legal opinions regarding commercialization of our potential products.  As such, there may be existing patents that may affect our ability to commercialize our potential products.

In addition, because patent applications are published up to 18 months after their filing, and because applications can take several years to issue, there may be currently pending third-party patent applications that are unknown to us, which may later result in issued patents that result in challenges to our use of intellectual property.

If a third-party claims that we infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including:

•                  infringement claims, with or without merit, which can be costly and time consuming to litigate, delay any regulatory approval process and divert management’s attention from our core business strategy;

•                  substantial damages for past infringement, which we may have to pay if a court determines that our products or technologies infringe upon a competitor’s patent or other proprietary rights; and

•                  a court order prohibiting us from commercializing our potential products or technologies unless the holder licenses the patent or other proprietary rights to us, which such holder is not required to do.

Our dependence on the continued growth in the use of the web and mobile smartphone networking could adversely affect our results of operations.

Our business depends on consumers continuing to increase their use of the mobile smartphone for social networking, to obtain product content, reward type offers as well as for conducting commercial transactions.  The rapid growth and use of the smartphone as an information conduit is a relatively recent phenomenon.  As a result, the acceptance and use of smartphones may not continue to develop at historical rates.  Mobile web usage may be inhibited for a number of reasons, such as inadequate network infrastructure, security concerns, inconsistent quality of service and availability of cost-effective, high-speed service or smart mobile devices.

If mobile web usage grows, the mobile Internet infrastructure may not be able to support the demands placed on it by this growth or its performance and reliability may decline.  In addition, websites and mobile networks have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet and mobile network infrastructure.  If these outages and delays occur frequently in the future, web usage, as well as usage of our website, could grow more slowly or decline, which could adversely affect our results of operations.

If we are unable to establish and maintain strategic relationships with advertisers or are unable to attract users to endorse the advertisers’ products, our business could be adversely affected.

We depend on establishing and maintaining relationships with advertisers and matching users with advertisers’ products for a significant portion of our traffic. Our mobile advertising platform matches advertisers with their target customers through a union of mobile devices and social media psychology.  To initiate an advertising campaign on our platform, an advertiser requests to be matched with a group of our subscribers that meet their target demographic and interest criteria.  Consumers’ tastes may change and it may become difficult to match advertisers’ products with consumer tastes.  In addition, we may not be able to establish or maintain relationships with advertisers.

Currently, we have only a small number of paying advertisers.  We are continuing to evaluate our pricing strategies and value proposition to both the advertiser and endorser communities.  As such, we are very early in creation of brand awareness and name recognition.  Due to these factors as well as current and future competition from startups as well as large existing social media, search, or other well-known brands, we cannot guarantee that we will be successful in growing our business.  In addition, while we have conducted hundreds of limited launch programs to date, it is not certain that people will be willing to participate as endorsers due to their perception of our offering being spam, annoying or lacking value to themselves or their social circles for which our platform is intended.

Difficulty accommodating increases in the number of users of our services and Internet service problems outside of our control ultimately could result in the reduction of users.

Our website must accommodate a high volume of traffic and deliver frequently updated information. Our website may in the future experience slower response times or other problems for a variety of reasons.  In addition, our website could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other website operators for access to our website. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems.

Given our early stage of development, we are still developing our regulatory compliance program and our failure to comply with existing and future regulatory requirements could adversely affect our business, results of operations and financial condition.

Aspects of the digital marketing and advertising industry and how our business operates are highly regulated.  We are subject to a number of domestic and, to the extent our operations are conducted outside the U.S., foreign laws and regulations that affect companies conducting business on the Internet and through other electronic means, many of which are still evolving and could be interpreted in ways that could harm our business. In particular, we are subject to rules of the Federal Trade Commission (“FTC”), the Federal Communications Commission (“FCC”) and potentially other federal agencies and state laws related to our advertising content and methods, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, which establishes certain requirements for commercial electronic mail messages and specifies penalties for the transmission of commercial electronic mail messages that follow a recipient’s opt-out request or are intended to deceive the recipient as to source or content, federal and state regulations covering the treatment of member data that we collect from endorsers, and federal and state rules related to our use of prepaid Visa debit cards to compensate our endorsers.

U.S. and foreign regulations and laws potentially affecting our business are evolving frequently.  We are, and will continue to update and improve our regulatory compliance features and functionality, and we will need to continue to identify and determine how to effectively comply with all the regulations to which we are subject now or in the future.  If we are unable to identify all regulations to which our business is subject and implement effective means of compliance, we could be subject to enforcement actions, lawsuits and penalties, including but not limited to fines and other monetary liability or injunction that could prevent us from operating our business or certain aspects of our business.  In addition, compliance with the regulations to which we are subject now or in the future may require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our services.  Any such action could have a material adverse effect on our business, results of operations and financial condition.

Existing federal, state and foreign laws regulating email and text messaging marketing practices impose certain obligations on the senders of commercial emails and text messages, which could minimize the effectiveness of our on-demand software or increase our operating expenses to the extent financial penalties are triggered.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content.  The CAN-SPAM Act, among other things, obligates the sender of commercial emails, and someone who initiates commercial emails, to provide recipients with the ability to opt out of receiving future emails from the sender.  In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult content or content regarding harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act.  We, our endorsers and our advertisers may all be subject to various provisions of the CAN-SPAM Act.  If we are found to be subject to the CAN-SPAM Act, we may be required to change one or more aspects of the way we operate our business, including by eliminating the option for endorsers to send emails containing our advertisers’ messages or by not allowing endorsers to receive compensation directly or indirectly as a result of distributing emails containing our advertisers’ messages.

If we were found to be in violation of the CAN-SPAM Act, other federal laws, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our endorsers or any determination that we are directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our reputation and our business.

Information technology, network and data security risks could harm our business.

Our business faces security risks.  Our failure to adequately address these risks could have an adverse effect on our business and reputation.  Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to our customers.

In addition, in the course of our business, we collect and maintain personal information of our endorsers.  We employ physical, electronic, and procedural safeguards to protect this information, but these measures may not always prevent unauthorized access.  Our failure to adequately protect certain types of personal information may result in investigation expenses, federal or state governmental enforcement action, or civil litigation.  It may also result in loss of goodwill with our endorsers.  Depending on the type of information compromised and the nature of any unauthorized access, we may be required to notify individuals whose information was compromised.  Each of these risks could result in substantial costs to our business and materially and adversely affect our business and operating results.

We could be subject to enforcement action or civil liability under federal and state law regarding privacy and the use and sharing of personal information.

Our business model includes the collection of certain personal information from our endorsers.  Federal and state privacy laws regulate the circumstances under which we may use or share this information.  We take steps to ensure our compliance with these laws, and we take steps to ensure compliance by those with whom we share personal information through non-disclosure agreements and contract provisions.  Nonetheless, we may be subject to federal or state governmental enforcement action or civil litigation for improper use or sharing of personal identifying information.  This risk could result in substantial costs to our business and materially and adversely affect our business and operating results.  Further, if any party overcomes our physical, electronic, and procedural safeguards implemented to protect personal information, we may be subject to federal or state governmental enforcement action or civil litigation for inadequately protecting personal identifying information.

Our business method relies heavily on circulating endorsements, including through social media, which if conducted improperly, could subject our business to liability under Federal Trade Commission regulations.

The Federal Trade Commission (“FTC”) adopted Guides Concerning the Use of Endorsements and Testimonials in Advertising (“Guides”) on October 5, 2009.  The Guides recommend that advertisers and publishers clearly disclose in third-party endorsements made online, such as in social media, if compensation was received in exchange for said endorsements.  Because our business connects endorsers and advertisers, relies on endorsers sharing their brand endorsements within their digital social circles, and both we and endorsers may earn cash and other incentives, the Guides may be relevant to our business.

                We are currently taking several steps to ensure that our endorsers or other appropriate language indicate in social media posts that compensation is being provided to the endorsers.  First, the media content provided to endorsers includes the phrase “paid” or “ad.”  Our system generally provides for endorsers to post advertising content on social media in the exact form provided.  An endorser would have to take steps to individually modify the content provided in order to delete the phrase “paid” or “ad.”  Second, when registering as endorsers with us, endorsers are required to agree to abide by the terms and conditions regarding the use of our website and mobile platform.  These terms and conditions specifically require compliance with the FTC Guides regarding paid endorsements, and contain other, general prohibitions against deceptive posts.  The terms and conditions also allow us to terminate an endorser’s access to the system at any time for non-compliance with the terms and conditions, and it is our policy to terminate the accounts of endorsers for noncompliance with the Guides.  Nonetheless, the FTC could potentially identify a violation of the Guides, which could subject us to a financial penalty or loss of endorsers or advertisers.

If we do not develop new and enhanced services and features, we may not be able to attract and retain a sufficient number of users.

We believe that our website will be more attractive to advertisers if we develop a larger audience comprised of demographically favorable subscribers. Accordingly, we intend to introduce additional or enhanced services in the future in order to retain current users and attract new users.  If we introduce a service that is not favorably received, the current users may not continue using our service as frequently. New users could also choose a competitive service over ours.

We may also experience difficulties that could delay or prevent us from introducing new services. Furthermore, these services may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these services on our website to correct these errors. Our business could be adversely affected if it experiences difficulties in introducing new services or if users do not accept these new services.

The laws concerning reloadable branded Visa debit cards are evolving, which could have an adverse effect on our business.

Federal, state and foreign laws related to the issuance of reloadable branded Visa debit cards are evolving and the implementation of the Credit Card Accountability, Responsibility, and Disclosure Act (the “CARD Act”), the Bank Secrecy Act and the USA PATRIOT Act as well as increasing government focus in this area could increase our costs of compliance or subject us to government enforcement actions or lawsuits that could result in penalties, fines, damages and defense costs.  Confusion exists regarding how these laws will be interpreted, applied and enforced among the various entities that assist us with providing reloadable branded Visa debit cards to endorsers.  These costs and the ongoing uncertainty could cause us to change our business model for rewarding endorsers, which could have a material adverse effect on our business and results of operations.

Risks Relating to Our Common Stock

We are subject to the reporting requirements of federal securities laws, which can be expensive and may divert resources from other projects, impairing our ability to grow.

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002. The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission and furnishing audited reports to stockholders will cause our expenses to be higher than they would be if we remained privately held. In addition, we will incur substantial expenses in connection with the preparation of the registration statement of which this prospectus forms a part.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act of 2002. We will need to hire additional financial reporting, internal controls and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls requirements of the Sarbanes-Oxley Act of 2002, then we may not be able to obtain the independent accountant certifications required by such Act, which may preclude us from keeping our filings with the Securities and Exchange Commission current and interfere with the ability of investors to trade our securities and for our shares to continue to be quoted on the OTC Bulletin Board or to list on any national securities exchange.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud.  Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have not performed an in-depth analysis to determine if historical un-discovered failures of internal controls exist, and may in the future discover areas of our internal control that need improvement.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act of 2002 and rules implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations to increase our compliance costs in 2011 and beyond and to make certain activities more time consuming and costly. As a public company, we also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers, and to maintain insurance at reasonable rates, or at all.

Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with us becoming public through a “reverse merger” with a shell company. Although the shell company did not have recent or past operations or assets and we performed a due diligence review of the shell company, there can be no assurance that we will not be exposed to undisclosed liabilities resulting from the prior operations of the shell company. Securities analysts of major brokerage firms and securities institutions may also not provide coverage of us because there were no broker-dealers who sold our stock in a public offering that would be incentivized to follow or recommend the purchase of our common stock. The absence of such research coverage could limit investor interest in our common stock, resulting in decreased liquidity. No assurance can be given that established brokerage firms will, in the future, want to cover our securities or conduct any secondary offerings or other financings on our behalf.

Our stock price may be volatile.

The market price of our common stock is highly volatile and subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•                  changes in our industry;

•                  competitive pricing pressures;

•                  our ability to obtain working capital financing;

•                  quarterly variations in our results of operations;

•                  changes in estimates of our financial results;

•                  investors’ general perception of us;

•                  disruption to our operations;

•                  the emergence of new sales channels in which we are unable to compete effectively;

•                  commencement of, or our involvement in, litigation;

•                  any major change in our board or management; and

•                  changes in governmental regulations or in the status of our regulatory approvals.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance.

We have not paid dividends in the past and do not expect to pay dividends in the future.  Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Our shares of common stock are very thinly traded, and the price may not reflect our value and there can be no assurance that there will be an active market for our shares of common stock either now or in the future.

Our shares of common stock are very thinly traded, only a small percentage of our common stock is available to be traded and is held by a small number of holders and the price, if traded, may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock either now or in the future. The market liquidity will be dependent on the perception of our operating business, among other things. We intend to take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business and any steps that we might take to bring us to the awareness of investors may require we compensate consultants with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business and trading may be at an inflated price relative to the performance of our company due to, among other things, availability of sellers of our shares. If a market should develop, the price may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms or clearing firms may not be willing to effect transactions in the securities or accept our shares for deposit in an account. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of low priced shares of common stock as collateral for any loans.

There is currently no liquid trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

To date there has been no liquid trading market for our common stock. We cannot predict how liquid the market for our common stock might become. We anticipate having our common stock continue to be quoted for trading on the OTC Bulletin Board, however, we cannot be sure that such quotations will continue. As soon as is practicable, we anticipate applying for listing of our common stock on either the NYSE Amex, The Nasdaq Capital Market or other national securities exchange, assuming that we can satisfy the initial listing standards for such exchange. We currently do not satisfy the initial listing standards, and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange. Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing and remain listed on the OTC Bulletin Board or suspended from the OTC Bulletin Board, the trading price of our common stock could suffer and the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult to obtain accurate quotations, to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and to obtain needed capital.

Our common stock is a “penny stock,” which makes it more difficult for our investors to sell their shares.

Our common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934, as amended. The penny stock rules generally apply to companies whose common stock is not listed on The NASDAQ Stock Market or other national securities exchange and trades at less than $5.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities. If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or upon the expiration of any statutory holding period under Rule 144, it could create a circumstance commonly referred to as an “overhang,” in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may apply the proceeds of the September 1, 2011 private placement to uses that ultimately do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from our September 1, 2011 private placement for general working capital purposes. We expect to spend these funds on additional employees and marketing programs to attract advertisers and endorsers to the platform and additional software development. However, our management has broad discretion in how we use these proceeds. These proceeds could be applied in ways that do not ultimately improve our operating results or otherwise increase the value of an investment in our common stock.

Because our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of our other stockholders.

Our directors and executive officers own or control a significant percentage of our common stock. Additionally, the holdings of our directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional shares of our common stock. As of January 5, 2012, Andrew Levi, Paul Jarvie, J. Andrew Kerner, Richard Fennessy and James Rose beneficially own approximately 57% of the outstanding shares of our common stock. The interests of such persons may differ from the interests of our other stockholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following actions:

•                  to elect or defeat the election of our directors;

•                  to amend or prevent amendment of our certificate of incorporation or bylaws;

•                  to effect or prevent a merger, sale of assets or other corporate transaction; and

•                  to control the outcome of any other matter submitted to our stockholders for vote.

In addition, such persons’ stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information relating to future events, future financial performance, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and will probably not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.  Important factors that could cause such differences include, but are not limited to:

•                  our ability to raise additional capital;

•                  the absence of any operating history or revenue;

•                  our ability to attract and retain qualified personnel;

•                  market acceptance of our platform;

•                  our limited experience in a relatively new industry;

•                  regulatory and competitive developments;

•                  intense competition with larger companies;

•                  general economic conditions

•                  failure to adequately protect our intellectual property;

•                  technological obsolescence of our products and services;

•                  technical problems with our products and services; and

•                  loss or retirement of key executives.

You should review carefully the section entitled “Risk Factors” beginning on page 4 of this prospectus for a discussion of these and other risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS

All shares of our common stock offered by this prospectus are being registered for the accounts of the selling stockholders and we will not receive any proceeds from the sale of these shares.

The shares of common stock offered by this prospectus are issuable upon the conversion of shares of Series A Convertible Preferred Stock and the exercise of common stock purchase warrants. If a selling stockholder exercises all or any portion of its warrants, we will receive the aggregate exercise price paid by such selling stockholder. The maximum amount of proceeds we would receive upon the exercise of all the warrants on a cash basis would be $2,503,682. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock was originally approved for quotation on the OTC Bulletin Board on July 13, 2010 and since August 8, 2011, our common stock has been quoted under the trading symbol BCYP.OB. Prior to September 14, 2011, our common stock did not trade regularly. The following table sets forth the high and low bid prices for our common stock for the periods indicated, as reported by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year 2011
Third Quarter (commencing September 14, 2011)	$3.00	$3.00
Fourth Quarter	$1.10	$1.01

Fiscal Year 2012
First Quarter (through January 5, 2012)	$1.01	$1.01

The last reported sales price of our common stock on the OTC Bulletin Board on January 5, 2012, was $1.01 per share. As of January 5, 2012, there were approximately 24 holders of record of our common stock.

As of January 5, 2012, there are 4,223,825 shares of common stock issuable upon the exercise of currently outstanding options, each of which has an exercise price of $0.0679, 1,500,115 shares of common stock issuable upon the vesting of currently outstanding restricted stock units, 22,091,310 shares of common stock issuable upon the exercise of currently outstanding shares of Series A Convertible Preferred Stock and 22,091,311 shares of common stock issuable upon the exercise of currently outstanding warrants, each of which has an exercise price of $0.10 per share.  In addition, one of the selling stockholders has irrevocably committed to purchase the remaining 200,000 shares of Series A Convertible Preferred Stock and warrants to purchase 2,945,509 shares of common stock upon the effectiveness of the registration statement of which this prospectus forms a part.  We are obligated to register the shares of common stock subject to the warrants and Series A Convertible Preferred Stock described above for resale.  The registration statement of which this prospectus forms a part will effect such registration.

As of January 5, 2012, there are 24,974,700 shares of common stock that are freely tradeable unless they are purchased by our “affiliates,” as defined in Rule 144 under the Securities Act of 1933, as amended. The remaining 100,320,826 shares outstanding are “restricted,” which means they were originally sold in offerings, or issued as merger consideration, that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933, as amended, or under an available exemption from registration, such as provided through Rule 144.

DIVIDEND POLICY

In the past, we have not declared or paid cash dividends on our common stock, and we do not intend to pay any cash dividends on our common stock.  Rather, we intend to retain future earnings, if any, to fund the operation and expansion of our business and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes thereto that are included in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties, and assumptions.  Actual results and the timing of events could differ materially from those anticipated by these forward looking statements as a result of many factors, including those discussed under “Risk Factors.”  See also “Special Note Regarding Forward-Looking Statements.”

Recent Events

Prior to September 1, 2011, we were a public shell company without material assets or liabilities. On September 1, 2011, Blue Calypso Holdings, Inc. completed a reverse merger with us, pursuant to which Blue Calypso Holdings, Inc. became our wholly-owned subsidiary and we succeeded to the business of Blue Calypso Holdings, Inc. as our sole line of business and the former security holders of Blue Calypso Holdings, Inc. became our controlling stockholders. For financial reporting purposes, Blue Calypso Holdings, Inc. is considered the accounting acquirer in the reverse merger and the former public shell company is considered the acquired company. Accordingly, the historical financial statements presented and the discussion of financial condition and results of operations herein are those of Blue Calypso Holdings, Inc., and do not include the historical financial results of our former business. The accumulated earnings of Blue Calypso Holdings, Inc. were also carried forward after the reverse merger for all periods presented.  Operations reported for periods prior to the reverse merger are those of Blue Calypso Holdings, Inc.

Business Overview

We offer a patented social mobile advertising platform through which advertisers offer advertising content to our subscribers, who publicly endorse the products and services of these advertisers using their mobile smartphones. Endorsers receive cash and other rewards for each endorsement they make.

Critical Accounting Policies

Development Stage Company

We are a development stage company as defined by Accounting Standards Codification (“ASC”) 915, “Development Stage Entities” and are still devoting substantial efforts to establishing our business. Our principal operations have commenced but there has been no significant revenue thus far. All losses accumulated since inception have been considered part of our development stage activities.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are stated in U.S. dollars and include the accounts of Blue Calypso Holdings, Inc. and its subsidiary Blue Calypso LLC, which is wholly owned. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include: the useful lives of intangible assets and the recoverability or impairment of tangible and intangible asset values; deferred revenues; legal and other contingencies that are recorded when it is probable that a loss has been incurred and the amount is reasonably estimable; and our effective income tax rate and the valuation allowance applied against deferred tax assets, which are based upon the expectations of future taxable income, allowable deductions, and projected tax credits.  Actual results may differ from these estimates.

Revenue Recognition

We recognize revenue in accordance with ASC 605, “Revenue Recognition” when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery of the product has occurred or services have been rendered and collectability is reasonably assured. Revenue is comprised primarily of fees received from customers for advertising and marketing services provided by us, which is generally earned when brand loyalists personally endorse and share the advertising campaigns with others in their digital social stream or when we provide services related to customer advertising campaigns. Recognition timing is based on the specific services delivered to our customer and the terms of our agreements with each customer. Agreements may be based on campaigns delivered, monthly billings or campaign activity. If the customer agreement provides, customers may pay or be invoiced for services prior to final service delivery, leading to unearned revenues being recorded.

Each endorsement event is tracked by the Blue Calypso system and any activity by the endorsers’ network of contacts is tracked and credited to the endorser. Customers receive weekly reports providing a detailed history of all initial endorser posts and subsequent activities generated by the initial endorsements, which allow them to verify that brand loyalists have personally endorsed their products. Reports can include geographic and demographic information related to the endorser.  We believe that our tracking system, as well as the fact that endorsers must provide certain identifying information, including their name, address and social security number, in order to be issued a loyalty reward card and become eligible to receive payments for any endorsements, helps reduce opportunities for fraudulent endorsements.  Making fraudulent endorsements is a violation of the terms and conditions that our endorsers agree to and any endorser discovered engaging in fraudulent or other activities violating our terms and conditions will have his or her account closed and endorser registration terminated.

Cost of Revenue

Cost of revenue is accrued and recorded as earned by the endorser under the defined reward programs.  Expense related to the Company’s payments to endorsers is recognized when the Company recognizes revenue for such payments, in the case of endorsements related to our customers, and when the endorsement is made, in the case of endorsements of advertisers who are endorsed through our participation in one of the affiliate programs in which we participate.  This is in accordance with the terms and conditions agreed to by the endorsers.

Rewards are delivered periodically to the endorser by loading loyalty cards.  Endorsers are required to provide certain information before loyalty cards can be issued and loaded.  Endorsers retain rights to any unpaid rewards until they have been inactive for three months or the applicable time frame specified in the endorser terms and conditions, if such time frame is changed.  There is no additional expense to us associated with compensating endorsers through cash that is reloaded on a personal Visa debit card rather than compensating endorsers through cash sent directly to them.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank demand deposits. We consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment and Long-Lived Assets

Property and equipment consists of office equipment and is recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Software development costs are accounted for in accordance with ASC 350-40, “Intangibles — Goodwill and Other: Internal Use Software.” According to ASC 350-40, capitalization of costs related to a computer software project should begin when both of the following occur: (a) the preliminary project stage is complete; and (b) management, with relevant authority, implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended. The costs capitalized include: fees paid to third parties for services provided to develop the software during the application development stage; payroll and payroll-related costs, such as costs of employee benefits for employees who are directly associated with and who devote time to the software project on activities that include coding and testing during the application development stage; and interest costs incurred while developing the software (in accordance with ASC 835-20). The costs are amortized using straight-line amortization over the estimated useful life of up to five years, once the software is ready for its intended use.  The unamortized capitalized cost of the software is compared annually to the net realizable value.  The amount by which the unamortized capitalized costs of the internal use software exceed the net realizable value of that asset is written off.

Impairment of Long-Lived Tangible Assets and Definite-Lived Intangible Assets

Long-lived tangible assets and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by that asset. If it is determined that the carrying amount of an asset may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value Measurements

We have adopted ASC Topic 820, “Fair Value Measurements and Disclosures,” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for the asset or liability.

Income Taxes

Income taxes are recorded in accordance with ASC 740, “Income Taxes.” Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. An allowance is provided when it is more likely than not that tax benefits will not be utilized.

Stock-Based Compensation

We grant stock options and restricted stock as compensation to employees, directors and consultants. Compensation expense is measured in accordance with FASB ASC 718 (formerly Statement of Financial Accounting Standards No. 123R), “Compensation — Stock Compensation.” Compensation expense is recognized over the requisite service period for awards of equity instruments based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Concentrations of Credit Risk

Significant concentrations of credit risk may arise from our cash maintained in the bank. We maintain cash in quality financial institutions; however, at times, cash balances may exceed the federal deposit insurance limits.

Advertising and Marketing

Our advertising and marketing costs, which consist primarily of marketing and trade show costs, business development and printed promotional and sales presentation materials, are charged to expense when incurred.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and 2010

Net Loss.  For the nine months ended September 30, 2011, we had a net loss of $1,031,470, as compared to a net loss of $203,843 for the nine months ended September 30, 2010.  The increase in net loss was due primarily to an increase in expenses related to the continued development and expansion costs of our business since inception.

Revenue. Revenue for the nine months ended September 30, 2011 was $7,701, as compared to no revenues for the same period in 2010.  We are a development stage company and have no significant revenue to date.

Cost of Revenue.  Cost of revenue is primarily comprised of payments to endorsers for promoting advertiser content.  Our cost of revenue was $71,094 for the nine months ended September 30, 2011, as compared to no costs for the same period in 2010.  The increase was due to Company-sponsored advertising activity intended to attract an endorser base.

Sales and Marketing. For the nine months ended September 30, 2011 sales and marketing expenses increased by $348,823 to $380,950 compared to the same period in 2010.  The increase was due primarily to increased advertising expenses, increased costs related to trade show attendance and increased costs related to additional sales and marketing staff.

General and Administrative.  For the nine months ended September 30, 2011, general and administrative expense were $412,181, as compared to $159,290 for the nine months ended September 30, 2010.  The increase was due primarily to legal and professional expenses related to the reverse merger transactions and cost increases related to hiring additional administrative staff.

Other Operating Expenses. Other operating expenses increased from $12,418 for the nine months ended September 30, 2010 to $30,488 for the same period in 2011.  The increase was primarily due to increased office supplies needed to support our increase in staff and activity.

Depreciation and Amortization. Depreciation and amortization expenses relate primarily to the amortization of capitalized software development.  The increase from $23 for the nine months ended September 30, 2010 to $84,319 for the nine months ended September 30, 2011 was due to our ongoing software development initiative and implementation of improvements and new services related to our network.

Interest Expense.  Interest expense was $60,139 for the nine months ended September 30, 2011, compared to none for the same period in 2010.  The increase was due to issuance of convertible notes totaling $1,487,500.  These notes converted to common stock as part of the reverse merger transactions.

Comparison of Year Ended December 31, 2010 Versus the Period September 11, 2009 Through December 31, 2009

We began operations on September 11, 2009. The total expenses for the period September 11, 2009 through December 31, 2009 were $23,653, primarily consisting of legal expenses.  We had no employees during that period.

During the year ended December 31, 2010, we incurred sales and marketing expenses of $136,414, general and administrative expenses of $193,006 and other operating expenses of $30,735.  We hired three employees in sales and marketing during 2010 and engaged four independent contractors to conduct marketing activities.  Sales and marketing expense included the compensation and benefit expense of the three employees as well as travel, entertainment and advertising expense directly attributable to the sales and marketing function.  General and administrative expenses primarily consisted of contract labor, outside services and professional fees.  Other operating expenses primarily consisted of supplies, travel and entertainment expenses.

Our development activities are outsourced to Aztec Systems, Inc., a company that is majority owned by Mr. Levi, our chairman and chief executive officer.  We incurred $452,516 of software development costs, primarily comprised of amounts payable to Aztec Systems, Inc. and including $7,805 of interest expense, all of which has been capitalized.  We  began to recognize amortization of this amount during the year ended December 31, 2010, and recognized amortization expense related to capitalized software development costs of $11,937.

Cash Flows

Comparison of Nine Months Ended September 30, 2011 and 2010

Cash used in operating activities during the nine months ended September 30, 2011 was $1,032,908, as compared to $63,903 for the nine months ended September 30, 2010.  The change was due to an $827,626 increase in net loss, a $97,888 increase in cash used for prepaid expenses and other assets and a $145,612 increase in cash used to pay accounts payable.

Cash used in investing activities during the nine months ended September 30, 2011 was $212,385, as compared to $280,050 for the nine months ended September 30, 2010.  We expect that cash used in investing activities will increase in the foreseeable future as we hire more people and expand our website service offerings.

During the nine months ended September 30, 2011, cash provided by financing was $2,190,098, as compared to $497,979 for the same period in 2010.  The increase was due to the issuance of additional convertible notes to fund our activities.

Comparison of Year Ended December 31, 2010 Versus the Period September 11, 2009 Through December 31, 2009

Net cash used in operating activities was $205,627 during the year ended December 31, 2010.  There was no cash from operating activities for the period September 11, 2009 through December 31, 2009.  The net loss for the year ended December 31, 2010 of $389,035 was partially offset by noncash items of $12,101 that primarily consisted of depreciation and amortization and an increase of $171,307 in operating liabilities net of an increase in operating assets.

Cash used in investing activities for the year ended December 31, 2010 included cash of $352,517 paid for capitalized software development costs and $4,365 for capital expenditures.  There was no cash from investing activities during the period September 11, 2009 through December 31, 2009.

During the year ended December 31, 2010, we had $676,020 of cash flow provided by financing activities including the proceeds of $675,000 from notes payable.  An account payable to an affiliate for contracted software development services of $100,000 was converted into a note payable during 2010.  There was no cash from financing activities during the period September 11, 2009 through December 31, 2009.

Liquidity and Capital Resources

We are a development stage company and have incurred cumulative losses of $1,444,158 since beginning operations on September 11, 2009.  At September 30, 2011, we had a cash balance of $1,058,316, and working capital of $971,071.  On October 17, 2011, $1,500,000 of our convertible promissory notes converted into 1,500,000 shares of our Series A Convertible Preferred Stock.   On September 1, 2011, $1,475,000 of notes payable converted to 28,135,238 shares of common stock as part of the reverse merger.  Funding for our operations has been primarily dependent upon the proceeds from the issuance of debt and equity securities.

As a development stage company, we have been and continue to be dependent upon outside sources of cash to pay operating expenses.  We have had only nominal revenue and we expect operating losses to continue through the foreseeable future.  Until we develop a consistent source of revenue to achieve a profitable level of operations that generates sufficient cash flow, we will need additional capital resources to fund growth and operations.  We expect to continue to raise capital through equity and/or debt offerings. However, there can be no assurance that we will be able to raise equity or debt capital on terms we consider reasonable and prudent, or at all.   The availability of capital to us may be subject to the volatility in the financial markets, our future financial condition and credit rating, and whether sufficient assets are available to be used as debt collateral in connection with any future debt financing, among other factors.  Future financings through equity investments are likely to be dilutive to the existing stockholders. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, and the issuance of warrants or other derivative securities, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely impact our financial condition.

Contractual Obligations

At September 30, 2011, our significant contractual obligations consisted of convertible promissory notes payable of $1,500,000, due on December 1, 2011.  These promissory notes automatically converted into 1,500,000 shares of Series A Convertible Preferred Stock on October 17, 2011.

Adjusted Earnings Per Share

The September 1, 2011 reverse merger and related transactions resulted in 124,974,700 shares issued and outstanding.  Adjusting the historical earnings per share calculations to reflect the reverse merger and related transactions would be as follows:

	Three months ended September 30,		Nine months ended September 30,		Twelve months ended December 31,	From Inception September 11, 2009 to
	2011	2010	2011	2010	2010	September 30, 2010
Net loss	$(621,271)	$(115,880)	$(1,031,470)	$(203,844)	$(389,035)	$(1,444,158)

Loss per share:
Basic and diluted	$(0.01)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.02)

Weighted average shares outstanding
Basic and diluted	89,467,286	70,755,828	79,104,729	49,886,301	56,393,098	51,179,133

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon our financial condition or results of operations.

BUSINESS

We were incorporated as a Nevada corporation on March 2, 2007 under the name JJ&R Ventures, Inc. for the purpose of developing and marketing an educational book series, consisting of books, presentations and flash cards focusing on healthy nutrition for children. On or about July 2011, we were presented with a business opportunity by the management of a privately held Texas company named Blue Calypso Holdings, Inc. that upon evaluation was determined to be more desirable than our previous business plan. As a result, we suspended our efforts in relation to our original business plan and entered into negotiations with Blue Calypso Holdings, Inc. to consummate a reverse merger transaction.

In contemplation of a possible transaction with Blue Calypso Holdings, Inc., we changed our name from “JJ&R Ventures, Inc.” to “Blue Calypso, Inc.” on July 21, 2011 and completed a three and four tenths (3.4) for one (1) forward stock split of our common stock.

On September 1, 2011, in order to effectuate the reverse merger transaction, Blue Calypso Acquisition Corp., a wholly-owned subsidiary of ours, merged with and into Blue Calypso Holdings, Inc., with Blue Calypso Holdings, Inc. being the surviving corporation and becoming our wholly-owned subsidiary. In connection with this merger, we discontinued all of our prior operations and assumed the business of Blue Calypso Holdings, Inc. as our sole line of business.

Immediately following the closing of the reverse merger, we transferred all of our pre-merger assets and liabilities to JJ&R Ventures Holdings, Inc., a wholly-owned subsidiary, and transferred all of the outstanding stock of JJ&R Ventures Holdings, Inc. to Deborah Flores, our then majority stockholder and our former president, secretary, treasurer and sole director, in exchange for the cancellation of 51,000,000 shares of our common stock then owned by Ms. Flores.

On October 17, 2011, we merged with and into Blue Calypso, Inc., a Delaware corporation and wholly-owned subsidiary, for the sole purpose of changing our state of incorporation from Nevada to Delaware.

Blue Calypso Holdings, Inc. was incorporated as a Texas corporation in February 2010 as a holding company to hold a 100% single member ownership interest in Blue Calypso, LLC, a Texas limited liability company, which was formed on September 11, 2009.  Blue Calypso Holdings, Inc. has developed a patented social mobile endorsement and brand loyalty platform through which brand loyalists (social media “fans and followers” and existing customers) are able and incentivized to become active digital brand “evangelists,” personally endorsing and sharing messages from advertisers.

The description of our business presented below is that of our current business and all discussion of periods prior to the reverse merger transaction describe the business of Blue Calypso Holdings, Inc.

The Company

Through our platform, participating consumers can use the mobile and social technologies they regularly use for digital communications to endorse our participating advertisers’ brands, offerings or causes.  These consumer “endorsers” deliver advertiser-created content to their friends and followers and are rewarded for promoting participating advertisers’ brands with cash and reward perks.  The content that is delivered through our platform can be targeted to different recipients based on specific conditions, such as geo-location, day-of-week, time-of-day, and even weather conditions.

Over the last five years, the world has seen social media, mobile technologies and digital advertising evolve dramatically and actually converge.  Through this technological evolution, a sociological shift has occurred in how influential digital media can be when promoted within one’s social circles, “friend-to-friend.”  We believe that people will actively endorse products with which they have a strong emotional connection or brand loyalty.  When they do, these endorsements reach groups of like-minded individuals, as people generally associate with others of like mind.  Applications such as Facebook, Twitter, Google+, FourSquare, Groupon, Living Social, Yelp and various blogs incorporate and build on this common idea.  Our platform goes a step further, leveraging mobile and social technologies and rewarding the endorsers for their loyalty and performance.  We believe that we have created a platform that solves advertisers’ desire for targeted and personal messaging as well as mobile subscribers’ desire for content relevance in advertising.

Through mobile and social media, everyone has their own unique and significant audience.  According to Facebook, the average user has 130 friends; Twitter states the average user has 300 followers; and on average an individual has 25 unique frequent contacts they communicate with weekly via text messages or mobile calls. Active participation in LinkedIn, Google+, Tumblr and/or a personal blog can further extend one’s direct social reach significantly. With our platform, advertiser content is not bound by any single app, social media community, website, carrier or device. Once the message is shared by an endorser, it can be accessed via texts, Twitter “tweets” or LinkedIn or Facebook “posts.” As a result, our individual endorsers have the capability to immediately reach hundreds or even thousands of people through their direct personal and digital social relationships.

Through our platform, advertisers target subscribers based on their demographics and/or interest attributes.  This ensures that the brands and offers that are presented to the subscriber are meaningful and interesting to them.  The endorsers are able to choose to endorse those brands or offers directly from their mobile application, Calyp (pronounced ‘klip’), and subsequently share their endorsement within their social circles.  Endorsers can choose to post their endorsement on their personal social media sites, such as Facebook, LinkedIn and Twitter, or send an SMS/text message directly to someone in their mobile contact list.  In essence, each endorser becomes a “micro-publisher” for their content — a syndication approach that is dramatically different from the broadcast or “interrupt-marketing” nature of traditional advertising models.  Each advertiser establishes a campaign budget, and as endorsers share the advertiser content, the advertiser account is reduced based on a rate schedule.  Endorsers in turn earn cash, which is loaded on a personal reloadable branded Visa Debit card semi-monthly. In addition to cash incentive rewards, advertisers introduce exclusive VIP Perks, which can be graduated based on the endorser’s status level (Preferred, Gold, Platinum or Elite).  Our business model is based on the spread between the performance-based fees paid by the advertiser and the incentives paid to the endorser. We may also earn redemption incentives from advertisers when a purchase is made via an endorsement. An example of this would be a record label advertising an artist’s new CD with a “Buy Now” link to Apple’s iTunes or Amazon.com.

Our proprietary ad-rendering and delivery engine gives advertisers the ability to serve multiple creative display ads within the same campaign, targeting such specific conditions as geo-location, day-of-week, time-of-day, and even weather conditions. Our technology identifies the recipient’s circumstance upon campaign view and delivers the right message. We believe that our ability to implement targeted advertisements, including point-of-sale, geo-location specific offers, and metered mobile coupon redemptions, extends the capability of our platform beyond current digital or mobile advertising.

As a by-product of campaign delivery and recipient interaction, we offer analytics and business intelligence capabilities, which provide advertisers the ability to see how campaigns are delivered, where they are getting the most traction, and which are seeing the most activity. The platform also allows advertisers to assess the response to their messages in real-time and adjust their campaigns based on performance. For example, advertisers can launch multiple campaigns and monitor their analytics to see which content is getting a more viral response and igniting the most conversation.

The Blue Calypso platform is comprised of two primary components.  The Blue Calypso Network, or back-end, includes the data warehouse of ad and related content, the ad rendering engine, endorser portal, brand portal, agency portal, administrative portal, and web services and communications clusters responsible for receipt and transmission of data and content.  The second component is the mobile platform, installed on endorser smartphone devices or accessed via an endorser web portal, www.calyp.com, and called Calyp (pronounce “klip”).  The Calyp mobile application and website are the portals for endorsers to enter the community, initiate endorsements and interact with other endorsers.  Endorsers can modify their interest categories to filter advertisements and track any rewards programs and other contests.  Together, the Blue Calypso Network and Calyp mobile and web portal applications form our “system” and create smooth interaction and data flow between the endorser community, brand advertisers, and us.  Our system is in its second generation, and we plan to release updated versions of all components of the system in the future as we integrate to more social media communities and add additional advertiser and endorser features.

Market Opportunity

The global wireless industry continues to experience explosive growth, with consumers embracing mobile technologies like never before as new services, capabilities and cost efficiencies drive global adoption. Infonetics Research estimates global mobile phone subscribers will grow to 6.4 billion by 2015.

According to Cellular Telecommunications Industry Association (CTIA), in June 2011, there were 322.9 million mobile subscribers in the United States, representing 102.4% of the United States population. The Cellular Telecommunications Industry Association reports that in June 2011 there were 278.3 million data-capable devices, including 95.8 million smart phones or wireless-enabled personal digital assistants and 15.21 million wireless-enabled laptops, notebooks, tablets or wireless broadband modems in the hands of consumers in the U.S.  We believe that we are just at the beginning of a new wireless era where smart phones will become the standard device consumers use to connect to friends, the Internet and the world at large.

A recent JP Morgan report predicts 2011 mobile ad spending will increase to $1.2 billion.  This is approximately double the 2010 mobile ad spending reported in the IAB Internet Advertising Report.  Forrester Research, Inc. forecasts mobile marketing to grow at a compound annual growth rate of 38%, reaching $8.2 billion in 2016.  Mobile marketing is forecast to be the fastest growing interactive marketing segment.

We believe that as advertisers adapt to the changing media and content distribution landscape, they will place an increasing priority on the next frontier, mobile advertising, while leveraging social media communities and properties.  We believe that historical advertising media such as print, television and radio, and even Internet banner ads, are beginning to shift to mobile platforms and generally explore alternatives to traditional advertising techniques.  Mobile platforms enable advertisers to put relevant messages out to a more highly targeted buyer community, while encouraging branded and personal content syndication.  In addition, mobile devices have become a ubiquitous extension of many target buyers and a critical part of the lifestyle of most generations.

Wireless operators are only now beginning to explore ways to introduce mobile advertising to their customers.  We believe this is in part because they have a trusted relationship with their customers that they do not want to be seen as violating.  We therefore believe that wireless operators will prefer to deliver marketing messages that are relevant to individual recipients, so that such marketing messages will not be perceived as spam.  Carriers and brands are trying a variety of approaches to figure out what works best in the space, and innovation has been a key driver of growth.  Recent telecommunications and application development efforts have focused on improving network data speeds and capacity, creating more usable interfaces for mobile devices, significantly expanding the range of usable content types and exploiting the unique attributes of mobile (e.g. location-based services).   Interesting developments on the horizon for advertisers include interactive video advertising (introduced last year by AdMob) and making greater use of smart phone features such as the accelerometer and camera, for augmented reality ads, providing additional media formats for use within our platform.

We believe that one of the most attractive characteristics of mobile consumers for advertisers is the opportunity for more accurate content targeting. Typical parameters include carrier, device type and mobile channel, with the possibility to add geo-location, behavioral, demographic and interest-based information (the latter two generally require user opt in) infused with user purchase history.  We believe that peer-to-peer or “friend-to-friend” advertising (also known as word-of-mouth advertising) is the most powerful and effective form of advertising.

Mobile marketing has the ability to connect brands with users on an intimate one-to-one basis, providing customers with relevant information that is important to them. While the sector is still in its infancy, we believe that brands, operators, advertising executives, content publishers and technology enablers have high expectations regarding the potential of the mobile advertising market.  We believe that our platform offers an effective tool for advertisers seeking to enter or expand their advertising presence in the mobile market, target specific customers with selected messages, and capitalize on the power of peer recommendation.  We believe that any consumer product, retail or audience-based entity, whether for-profit or non-profit, is a potential user of our platform.

Marketing

We believe that we will attract advertisers and subscribers simultaneously by engaging with advertisers who have developed social media traction or have email contacts for existing customers and encouraging those brand loyalists to become subscribers who will be encouraged to join our program and endorse a particular advertiser.  We believe that as potential advertisers see their customers become endorsers, they will appreciate the power of our platform.

We are executing and plan to continue to pursue marketing efforts in major markets such as Dallas, Los Angeles, Seattle, Chicago, Phoenix, New York and Miami, through which we support existing advertisers and seek to attract new advertisers and endorsers.  We believe that this multi-tiered approach creates additional brand loyalty through community involvement.  In the markets in which we are conducting local marketing campaigns, we seek new advertisers through traditional direct ad sales techniques via a sales force. We currently have a local sales force in place in Dallas and we anticipate that a local sales force will be put in place as we enter new markets.  In addition, we are conducting marketing initiatives designed to create brand awareness and generate demand, both in addition to, and in order to lend support to, our sales force.  These initiatives are happening in local and national markets and include advertising in advertising industry trade publications, participation in trade shows and direct mail and telemarketing efforts.  We have also begun discussions with a number of advertising agencies to both resell our services to their customers and provide lead generation for our direct sales efforts.  In addition, we are using the Blue Calypso platform as an advertiser would to create awareness, branding and demand through the social circles of our endorser community.  We also participate in affiliate programs offered by Amazon, LinkShare and Commission Junction.  These programs make available advertising content for a large number of advertisers, which we in turn make available to our endorsers.  While it is not our goal to participate in these programs in the long-term, we believe they are a good way to attract endorsers, gain visibility and demonstrate the potential of our services to new advertisers.

The initiatives described above are also aimed at attracting endorser interest.  In addition, we attract endorsers through invitation by advertisers, through viral techniques within social media communities (e.g., when friends see friends participating in our platform), through direct marketing efforts (e.g., emails, attendance at community events and trade shows) and through word of mouth.

Advertisers

As a development stage company, we are in the early stages of developing a customer base.  We enter into written agreements with each of our customers, which typically include a three to six month commitment on the part of our customers.  Customers’ fees are based on the services actually provided, i.e., on the level of campaign activity selected, the level of consultation provided by us with respect to such campaign or campaigns, the level of specific targeting selected (e.g., geo-location, day-of-week, time of day, etc.), any analytics purchased, the number of endorsements actually given and sometimes on results actually achieved.  In accordance with our customer agreements, we reserve the right to close a customer account that has been inactive for more than 12 months and to terminate a customer’s status as a registered advertiser for any reason.  Our written agreements also include general terms and conditions.

We also pick up advertising campaigns for various advertisers who are not customers through our participation in affiliate programs through Amazon, LinkShare and Commission Junction.  We have agreements directly with these three companies, not with the advertisers they represent.  These agreements provide general payment terms, which are tied to actual generation of activity or purchases for their advertisers.  Neither we nor our advertisers are obligated to pick up any advertisements through these affiliate programs.

Endorsers

The most important strategic element of our business model is to ensure that each endorser has a positive experience using our platform.  We aim to achieve this by providing them with access to innovative, timely and relevant content in addition to exclusive offers provided by the advertiser community.  The goal is to provide messages and offers that endorsers will enjoy sharing within their professional and personal circles, and that recipients will enjoy receiving.  We believe that our ability to automate features that allow the endorser to shape and group what type of content is shared within sub-sets of his or her personal and professional communications circles is of utmost importance in order to avoid the potential “annoyance factor.”

When they sign up with us, endorsers agree to a set of written terms and conditions.  These terms and conditions cover the general terms of our rewards programs and include a code of conduct aimed at curtailing potentially offensive, deceptive or otherwise harmful communications in connection with endorsements.  We have the right to terminate an endorser’s account due to inappropriate content, if an account is inactive for six months, or for a violation of our terms and conditions, which closure would result in the endorser’s loss of any earned but unused rewards or perks.  There are no other penalties or fees endorsers may face for discontinuing their participation with your platform.  Endorsers receive rewards and other benefits only to the extent that they provide endorsements for our advertisers.

Technology to Capture Data

Our platform allows the collection of business intelligence and analytics resulting from data accumulated as content is shared and consumed. Endorsers provide demographic data such as interests, age, income bracket, geographic region, historical usage patterns and hobbies, which is available to advertisers in targeting their campaigns.  We do not share data, including any personally identifying information, at an individual endorser level.  Our technology then allows the advertiser to monitor the full cycle of an advertising campaign from the first subscriber to the final redemption or intent to purchase.  Given this data, we show each advertiser the return on investment (ROI) of each dollar spent on an advertising campaign, which allows us to prove the effectiveness of the platform in near real time, allows advertisers to test-market different campaigns and offers based on attributes such as income level, geography, store location, age group or other compelling criteria taken in combination, and helps advertisers quickly improve their campaign effectiveness.

Intellectual Property

We believe we have advantages over competitors in the mobile advertising industry due to the intellectual property we possess and have on file with the United States Patent and Trademark Office. In February 2010, we received Unites States Patent number 7,664,516.  With the payment of all maintenance fees, this patent will not expire until December 14, 2026.  We believe that the patent covers the core of our business, i.e., a basic method and system for peer-to-peer advertising between mobile communication devices.  We also have three continuation-in-part (CIP) patent applications pending which build on the functionality of our issued patent.

We believe that all of the technology that delivers our platform to both advertisers and endorsers has been developed and is fully owned by us with the exception of several web controls that are licensed by us pursuant to a royalty-free license with unlimited distribution rights.  The architecture of the platform was designed to support millions of subscribers through server and application clustering and load-balancing.  We believe the elegance of the data flow makes for an extremely light-weight and highly scalable system that can easily be enhanced.  By using a standards-based SMS protocol coupled with tight integration to social communities such as Facebook, Twitter, LinkedIn and blogs as the primary delivery mechanisms, and by serving the dynamic content via a standard mobile web browser, we are capable of supporting most any receiving mobile device with Internet access.  Endorser smartphone support is available for Apple iPhone and Google Android devices, with development plans to support Microsoft Windows Mobile and a “touch” mobile web application that will be capable of operating on most popular smartphones with browser capabilities.

We own four registered trademarks in the United States, one pending trademark application that has been allowed by the United States Patent and Trademark Office to be registered and one recently filed trademark that is pending processing by the United States Patent and Trademark Office.  We also believe that we have common law rights in these trademarks that arise from use of the marks in commerce.  The trademark registrations will continue in force as long as all renewals are timely paid and use of the marks continues.  Our common law trademark rights will continue as long as the marks are used in commerce.

Back Office Support

Aztec Systems, Inc. provides administrative and technical support services to us. The majority owner of Aztec Systems, Inc. is Andrew Levi, our chairman and chief executive officer.  Aztec Systems, Inc., along with its experienced software developers and infrastructure engineers, has and will continue to support us. Aztec Systems, Inc. owns and manages an SAS70-II certified data center that has delivered high-availability secure managed services and hosting to its customers for over ten years.

Outsourced Processes

We track the accumulated rewards that the endorsers earn as they interact with the platform.  We outsource the endorser reloadable Visa Debit card processing to an organization that is responsible for filing necessary tax documents, preserving personally identifying information (PII/PCI) and maintaining and issuing the cash rewards to the endorsers.

Employees

As of January 5, 2012, we employed 11 full time employees.  We have no labor union contracts and believe relations with our employees are satisfactory.

Competition

We face formidable competition in every aspect of our business, particularly from other companies that seek to connect social communities via mobile technologies and provide them with relevant advertising and brand content.  First and foremost, we consider ourselves a next generation brand loyalty and rewards platform, so we believe our primary competitors are companies that embrace true brand loyalty, not just providers of discounted transactions.  Currently, we consider our primary competitors to be Zuberance, WeReward (IZEA), VoxBloc and BzzAgent (recently acquired by Dunnhumby).  Each of these companies is different in terms of size, market share and other unique attributes of their offering, but all but BzzAgent are early stage and, all but IZEA are privately held, so very little detailed information is available about them.  We believe that the social mobile marketing and advertising space is quite large, and that currently no company serves a notable share of the market.   We believe that our approach to the market, value proposition to both the advertiser and endorser communities, use of cash incentives, and our strong intellectual property are clear differentiators in a nascent yet quickly evolving industry for social mobile word-of-mouth advertising and marketing.

We also face competition from other mobile and Internet advertising providers, including companies that are not yet known to us. We may compete with companies that sell products and services online, because these companies, like us, are trying to attract users to their websites to search for information about products and services. In addition to Internet companies, we face competition for advertising dollars from companies that offer traditional media advertising.

We compete to attract and retain relationships with endorsers and advertisers. The bases on which we compete differ among the groups.

•     Endorsers.    We compete to attract and retain endorsers of our advertisers’ products and services. We provide our endorsers with cash and other brand loyalty-based incentives but we compete with other social networking environments for the attention and mind share of the endorsers.  We believe that our unique value proposition to endorsers is the opportunity to earn meaningful cash incentives and exclusive VIP perks, as well as the quality of our platform.

•     Advertisers.    We compete to attract and retain advertisers. We compete in this area principally on the basis of the return on investment realized by advertisers using our mobile advertising platform. We also compete based on the quality of customer service, features and ease of use of our platform.  We believe that our unique value proposition to advertisers is the speed and method of our ad delivery system; the quality of our analytics and business intelligence available in near real-time, and the ability to target recipients and content so specifically.

We believe that we compete favorably on the factors described above. However, product advertising, marketing, awareness and branding through social media sites is an extremely competitive space.

Government Regulation

Aspects of the digital marketing and advertising industry and how our business operates are highly regulated.  We are subject to a number of domestic and, to the extent our operations are conducted outside the U.S., foreign laws and regulations that affect companies conducting business on the Internet and through other electronic means, many of which are still evolving and could be interpreted in ways that could harm our business. In particular, we are subject to rules of the Federal Trade Commission (“FTC”), the Federal Communications Commission (“FCC”) and potentially other federal agencies and state laws related to our advertising content and methods, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, which establishes certain requirements for commercial electronic mail messages and specifies penalties for the transmission of commercial electronic mail messages that follow a recipient’s opt-out request or are intended to deceive the recipient as to source or content, federal and state regulations covering the treatment of member data that we collect from endorsers, and federal and state rules related to our use of prepaid Visa debit cards to compensate our endorsers.

U.S. and foreign regulations and laws potentially affecting our business are evolving frequently.  We are, and will continue to update and improve our regulatory compliance features and functionality, and we will need to continue to identify and determine how to effectively comply with all the regulations to which we are subject now or in the future.  If we are unable to identify all regulations to which our business is subject and implement effective means of compliance, we could be subject to enforcement actions, lawsuits and penalties, including but not limited to fines and other monetary liability or injunction that could prevent us from operating our business or certain aspects of our business.  In addition, compliance with the regulations to which we are subject now or in the future may require changes to our products or services, restrict or impose additional costs upon the conduct of our business or cause users to abandon material aspects of our services.  Any such action could have a material adverse effect on our business, results of operations and financial condition.

The Federal Trade Commission (“FTC”) adopted Guides Concerning the Use of Endorsements and Testimonials in Advertising (“Guides”) on October 5, 2009.  The Guides recommend that advertisers and publishers clearly disclose in third-party endorsements made online, such as in social media, if compensation was received in exchange for said endorsements.  Because our business connects endorsers and advertisers, relies on endorsers sharing their brand endorsements within their digital social circles, and both we and endorsers may earn cash and other incentives, any failure on our part to comply with the Guides may be damaging to our business.  We are currently taking several steps to ensure that our endorsers indicate in social media posts that compensation is being provided to the endorsers, including by listing the phrase “paid” or “ad” or other appropriate language in advertisements that our endorsers circulate on social media.  We also advise endorsers of the need to comply with the Guides, and we can terminate accounts with endorsers for noncompliance.  Nonetheless, the FTC could potentially identify a violation of the Guides, which could subject us to a financial penalty or loss of endorsers or advertisers.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation.  Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal, state, and foreign laws regarding privacy and protection of member data.   Any failure by us to comply with these privacy-related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business.   In addition, the interpretation of data protection laws, and their application to the Internet is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our members’ privacy and data could result in a loss of member confidence in our services and ultimately in a loss of members and customers, which could adversely affect our business.

We post on our website our privacy policy and user agreement, which describe our practices concerning the use, transmission and disclosure of member data. Any failure by us to comply with our privacy policy and user agreement could result in proceedings against us by members, customers, governmental authorities or others, which could harm our business.

Many states have passed laws requiring notification to subscribers when there is a security breach of personal data. There are also a number of legislative proposals pending before the United States Congress, various state legislative bodies and foreign governments concerning data protection. In addition, data protection laws in Europe and other jurisdictions outside the United States may be more restrictive, and the interpretation and application of these laws are still uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business. Furthermore, the Digital Millennium Copyright Act has provisions that limit, but do not necessarily eliminate, our liability for linking to third-party websites that include materials that infringe copyrights or other rights, so long as we comply with the statutory requirements of this Act. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

The CARD Act, as well as the laws of most states, contains provisions governing product terms and conditions of gift cards, gift certificates, stored value or prepaid cards or coupons (“prepaid cards”).  The CARD Act and its implementing regulations concerning prepaid cards located in Regulation E are administered by the Consumer Financial Protection Bureau (the “CFPB”), which was formed as a result of the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).

The reloadable branded Visa debit cards provided to endorsers are prepaid cards that fall under the jurisdiction of the CFPB.  In addition, the Company is indirectly subject to supervision by the appropriate Federal banking regulator of the bank that issues the reloadable branded Visa debit cards.  In addition, certain state and foreign jurisdictions have laws that govern disclosure and certain product terms and conditions, including restrictions on expiration dates and fees that may apply to reloadable branded Visa debit cards.  However, the CARD Act and its implementing regulations, as well as a number of states and certain foreign jurisdictions, also have exemptions from the operation of these provisions or otherwise modify the application of these provisions applicable to prepaid cards that are issued as part of a loyalty, award or promotional program.

We believe that the reloadable branded Visa debit cards used in this program fall within the exemption under the CARD Act for loyalty, award or promotional programs contained in Regulation E because the cards are part of a referral program that subject to certain limitations provides prepaid cards in exchange for referring other potential consumers to a merchant, the cards are redeemable at any place Visa debit cards are accepted and the cards and other materials contain required disclosures set forth in the CARD Act provisions in Regulation E.  However, regardless of an exemption for the reloadable branded Visa debit cards under the CARD Act and its implementing regulations, in those states that prohibit or otherwise restrict expiration dates on prepaid cards that are defined to include our reloadable branded Visa debit cards and do not have exemptions that apply to our Visa debit cards, the reloadable branded Visa debit cards used in our program may be required to be honored for full value until redeemed.

In addition, some states and foreign jurisdictions also include prepaid cards under their unclaimed and abandoned property laws which require companies to remit to the government the value of the unredeemed balance on the prepaid cards after a specified period of time (generally between one and five years) and subject companies to certain reporting and recordkeeping obligations.

Various federal laws, such as the Bank Secrecy Act and the USA PATRIOT Act, impose certain anti-money laundering requirements on companies that are financial institutions.  These laws are designed to prevent the U.S. financial system from being used to launder money generated from illegal conduct, such as illegal drug smuggling, as well as terrorist financing.  For these purposes, “financial institutions” is broadly defined and includes “providers of prepaid access” and “sellers of prepaid access” such as prepaid cards like our Visa debit cards.  Examples of anti-money laundering requirements imposed on financial institutions include customer identification and verification programs, record retention policies and procedures, transaction monitoring and reporting, and reporting suspicious activities to law enforcement.  The Financial Crimes Enforcement Network (“FinCEN”), a division of the U.S. Treasury Department tasked with implementing the requirements of the Bank Secrecy Act and the USA PATRIOT Act, published a final rule on July 29, 2011 setting forth the scope and requirements for certain parties involved in prepaid cards, but also extended the date for compliance with most aspects of the final rule until March 31, 2012.  We have commenced discussions with the entities that assist us in issuing our reloadable branded Visa debit cards to our endorser and believe we will be able to amend our agreements with these parties prior to the March 31, 2012 effective date to, among other things, establish that these third parties (rather than us) are the “providers of prepaid access” under the FinCEN final rule, which will subject them (rather than us) to the Bank Secrecy Act program compliance requirements discussed above and require them (rather than us) to register with FinCEN as a money services business.  Our agreements with our vendors also include other terms that we believe protect us from being deemed a “seller of prepaid access,” for example, they are limited to $5,000 in transactions per person and per day and the program requires that complete cardholder information be provided for each card issued at the time of issuance, including name, address, home phone number (if available), date of birth and social security number.  Accordingly, the Company is not a “provider” or “seller” of prepaid access subject to these Bank Secrecy Act and USA Patriot Act laws and regulations based on our agreement with our vendor and our role with respect to the distribution of the cards to customers.

In addition, foreign laws and regulations, such as the European Directive on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services.  Although we do not believe we are a financial institution or otherwise subject to these laws and regulations, it is possible that we could be considered a financial institution or provider of financial products.

Our endorsers communicate across email, mobile, social and/or web-based channels. These communications are governed by a variety of U.S. federal, state, and foreign laws and regulations. With respect to email campaigns, for example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for the distribution of “commercial” email messages for the primary purpose of advertising or promoting a commercial product, service, or Internet website and provides for penalties for transmission of commercial email messages that are intended to deceive the recipient as to source or content or that do not give opt-out control to the recipient. The U.S. Federal Trade Commission, a federal consumer protection agency, is primarily responsible for enforcing the CAN-SPAM Act, and the U.S. Department of Justice, other federal agencies, state attorneys general, and Internet service providers also have authority to enforce certain of its provisions.

The CAN-SPAM Act’s main provisions include:

•                  prohibiting false or misleading email header information;

•                  prohibiting the use of deceptive subject lines;

•                  ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender, with the opt-out effective within 10 days of the request;

•                  requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively assented to receiving the message; and

•                  requiring that the sender include a valid postal address in the email message.

The CAN-SPAM Act preempts most state restrictions specific to email marketing. However, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult content or content regarding harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act.

Violations of the CAN-SPAM Act’s provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial email senders who harvest email addresses, use dictionary attack patterns to generate email addresses, and/or relay emails through a network without permission.

With respect to text message campaigns, for example, the CAN-SPAM Act and regulations implemented by the U.S. Federal Communications Commission pursuant to the CAN-SPAM Act, and the Telephone Consumer Protection Act, also known as the Federal Do-Not-Call law, among other requirements, prohibit companies from sending specified types of commercial text messages unless the recipient has given his or her prior express consent.

We, our endorsers and our advertisers may all be subject to various provisions of the CAN-SPAM Act.  If we are found to be subject to the CAN-SPAM Act, we may be required to change one or more aspects of the way we operate our business.

If we were found to be in violation of the CAN-SPAM Act, other federal laws, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our endorsers or any determination that we are directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our reputation and our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Properties

We owned no properties and had no property leases at December 31, 2010.  We currently have one sub-lease for office space at our current location.

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business.  As of the date of this filing, we are not a party to any material litigation nor are we aware of any such threatened or pending litigation.

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is certain information regarding our current executive officers and directors. Each of the directors listed below was appointed to our board of directors to serve until our next annual meeting of stockholders or until his successor is elected and qualified. All directors hold office for one-year terms until the election and qualification of their successors.

Name	Age	Position with the Company	Director/Officer Since

Andrew Levi	45	Chairman of the Board and Chief Executive Officer, Director	2011

Paul Jarvie	58	Director	2011

J. Andrew Kerner	52	Director	2011

Richard Fennessy	46	Director	2011

James Rose	50	Director	2011

James R. Craig	52	Chief Financial Officer	2011

Biographical Information

Andrew Levi, Chairman and Chief Executive Officer.

Mr. Levi founded Blue Calypso Holdings, Inc. in September 2009 and has served as our chairman and chief executive officer since its founding.  From November 1991 to the present, Mr. Levi has served as the founder, president and chief executive officer of Aztec Systems, Inc., a Dallas-based provider of mid-market ERP, managed services and related technology solutions where he has been responsible for building the company since inception. Mr. Levi has been named to SmartPartner Magazine’s list of “50 Smartest People” in the technology industry and to D Magazine’s “Top Entrepreneurs under 40.” Mr. Levi has been involved in numerous business and association ventures in the technology industry such as Boardroom Software, Inc., Critical Devices, Inc., Aztec Business Solutions, L.L.P., REES Associates, the board of the International Association of Microsoft Certified Partners (IAMCP) and the Information Technology Solution Provider Alliance (ITSPA). Mr. Levi holds a Bachelor of Science degree in finance from Florida State University in addition to numerous technical certifications and six United States patents.  His achievements, experience and knowledge led the board to believe that he is qualified to serve on the board of directors.

Paul Jarvie, Director

Mr. Jarvie served in various management positions over twenty years with ASAP Software, Inc., an information technology products and services provider, most recently as president from 1998 until 2008 when the company was acquired by Dell Inc.  After a brief transition period, he retired from Dell Inc. in 2008.  His achievements, entrepreneurial experience and knowledge led the board to believe that he is qualified to serve on the board of directors.

Andrew Kerner, Director

Mr. Kerner joined SunTx Capital Partners, a private equity firm located in Dallas, Texas, as an executive in residence in December 2009 and in October 2010, became an operating partner.  From December 2007 until December 2009, Mr. Kerner was executive director of Affordable Housing Land Company, a non-profit organization focused on acquiring land for affordable housing development in Texas.  Mr. Kerner held senior executive management positions with Centex Homes from 2000 until August 2007, including senior vice president and chief financial officer and executive vice president of operations support. Prior to Centex, Mr. Kerner held chief financial officer roles with The viaLink Company from 1999 until 2000 and Cameron Ashley Building Products from 1998 until 1999, as well as several senior financial executive roles with PepsiCo/Frito-Lay in the United States and Europe. Mr. Kerner is a member of the board of directors of Aztec Systems, Atlanticblue Group, a private agriculture/real estate company based in Florida, Suntx Urbana, a private real estate development company located in Dallas, TX, Carolina Beverage Group, a private beverage manufacturer in North Carolina, and Ranger Offshore, a private oilfield services company located in Houston, TX.  His executive leadership and financial experience and knowledge led the board to believe that he is qualified to serve on the board of directors.

Richard Fennessy, Director

Mr. Fennessy is currently chairman and chief executive officer of PeopleJar, Inc., an early stage Internet company that launched a new social networking and advertising platform in January 2011.  Mr. Fennessy served as president and chief executive officer from 2004 until 2010 of Insight Enterprises, Inc., a Fortune 500 global IT solutions company with operations in 22 countries and a broad portfolio of hardware, software, and services targeted towards small, medium, and large corporate and public sector institutions.  From 1987 to 2004, Mr. Fennessy worked for International Business Machines Corporation (IBM), where he held a number of domestic and international positions. His most recent positions included: general manager, worldwide, ibm.com; vice president, worldwide marketing — personal computer division; and general manager, worldwide PC direct organization.  His leadership and relevant industry experience and knowledge led the board to believe that he is qualified to serve on the board of directors.

James Rose, Director

Since December 2010, Mr. Rose has served as chief executive officer of Atex, a privately held software company focused on the media industry based in Reading, England.  From 2004 until 2010, Mr. Rose was chairman and chief executive officer of Mosaic Sales Solutions, a leading marketing services firm, and from 2002 until 2004, Mr. Rose was chief executive officer of Media Planning Group (MPG), a subsidiary of Havas, a publicly traded French marketing communications company based in Paris, France. Mr. Rose has significant experience in media, marketing and technology industries. His experience and knowledge led the board to believe that he is qualified to serve on the board of directors.

James R. Craig, Chief Financial Officer

Mr. Craig was named chief financial officer in June 2011. From July 2010 until joining us, Mr. Craig provided consulting and chief financial officer services as an independent contractor.  During this time, Mr. Craig provided services to several private equity groups to target potential acquisitions and provided transition services in connection with recent acquisitions.  From March 2008 to July 2010, Mr. Craig was the chief financial officer of Electronic Transaction Consulting Corporation, a software development company focused on the tolling industry. In 2007, Mr. Craig acted as interim chief financial officer for LaneLogic, LLC, a start-up on-line used car trading platform.  From 2002 to 2006 Mr. Craig was chief operating officer and chief financial officer of Furmanite Worldwide, Inc.  Furmanite is a specialized industrial repair and maintenance service provider operating in 12 countries.  Furmanite was the main operating subsidiary of Xanser, Inc., a NYSE traded company.  Prior to 2002, Mr. Craig worked in financial and operating roles with various public and private companies and worked as a Senior Accountant for Deloitte and Touche.

Independent Directors

Our board of directors has determined that each of Messrs. Paul Jarvie, J. Andrew Kerner, Richard Fennessy and James Rose is independent within the meaning of applicable listing rules of the Nasdaq Stock Market and the rules and regulations promulgated by the Securities and Exchange Commission. We anticipate that we will add additional independent directors in the future.

Committees of the Board of Directors

Audit Committee. We established an audit committee of the board of directors on October 25, 2011. The audit committee consists of Messrs. Fennessy, Jarvie and Kerner (chairman) and, each of whom our board has determined to be financially literate and qualify as an independent director under Section 5605(a)(2) of the rules of the Nasdaq Stock Market. In addition, Mr. Kerner qualifies as a financial expert, as defined in Item 407(d)(5)(ii) of Regulation S-K. The function of the audit committee is to oversee our accounting and financial reporting and the audits of our financial statements.  The audit committee assists the board in monitoring the integrity of the financial statements, the qualifications, independence and appointment of the independent registered public accounting firm, the performance of our internal audit function and independent auditors, our systems of internal control and our compliance with legal and regulatory requirements.

Compensation Committee. We established a compensation committee of the board of directors October 25, 2011.  The compensation committee consists of Messrs. Fennessy (chairman), Jarvie and Rose, each of whom our board has determined qualifies as an independent director under Section 5605(a)(2) of the rules of the Nasdaq Stock Market, as an “outside director” for purposes of Section 162(m) of the Internal Revenue Code and as a “non-employee director” for purposes of Section 16b-3 under the Exchange Act.  The function of the compensation committee is to assist the board in overseeing our management compensation policies and practices, including (i) determining and approving the compensation of the our chief executive officer and other executive officers, (ii) reviewing and approving management incentive compensation policies and programs, and exercising discretion in the administration of such programs, (iii) reviewing and approving the form and amount of director compensation and (iv) reviewing and approving equity compensation programs for employees and exercising discretion in the administration of such programs.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to directors, officers and other employees of the Company and its subsidiaries, including our principal executive officer, principal financial officer and principal accounting officer. Copies of the code can be obtained free of charge from our web site, www.bluecalypso.com. We intend to post any amendments to, or waivers from, our code of ethics on our web site.

EXECUTIVE COMPENSATION

2010 and 2011 Summary Compensation Table

The table below sets forth, for our last two fiscal years, the compensation earned by (i) Andrew Levi, our chairman and chief executive officer, (ii) James R. Craig, our chief financial officer, and (iii) Deborah Flores, our former president, secretary, treasurer and director.  We had no other executive officers during the 2010 and 2011 fiscal years.

Name and Principal		Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compensation	NonQualified Deferred Compensation Earnings	All Other Compensation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Andrew Levi
Chairman and Chief Executive Officer (1)	2011	$—	$—	$—	$—	$—	$—	$—	$—
	2010	$—	$—	$—	$—	$—	$—	$—	$—

James R. Craig
Chief Financial Officer (2)	2011	$94,635	$—	$—	$—	$—	$—	$—	$94,635
	2010	$—	$—	$—	$—	$—	$—	$—	$—

Deborah Flores
Former President, Secretary, Treasurer and Director (3)
	2011	$—	$—	$—	$—	$—	$—	$—	$—
	2010	$—	$—	$—	$—	$—	$—	$—	$—

(1) Mr. Levi was appointed chairman and cheif executive officer effective September 1, 2011.

(2) Mr. Craig was appointed chief financial officer effective September 1, 2011.

(3) Ms. Flores served as our president, secretary, treasurer and as a member of our board of directors from March 2, 2007 through September 1, 2011.

Our chairman and chief executive officer does not receive a salary.  Our chief financial officer’s salary is $185,000 annually.  Neither officer has any other compensation arrangements in place, except that they are eligible to receive discretionary awards under the Blue Calypso, Inc. 2011 Long-Term Incentive Plan.

2011 Long-Term Incentive Plan

On August 31, 2011, the board adopted, subject to stockholder approval, the Blue Calypso, Inc. 2011 Long-Term Incentive Plan.  Our stockholders approved the Blue Calypso, Inc. 2011 Long-Term Incentive Plan on September 9, 2011.  The Blue Calypso, Inc. 2011 Long-Term Incentive Plan is intended to enable us to remain competitive and innovative in our ability to attract, motivate, reward and retain the services of key employees, certain key contractors, and non-employee directors. The Blue Calypso, Inc. 2011 Long-Term Incentive Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of common stock.  The Blue Calypso, Inc. 2011 Long-Term Incentive Plan is expected to provide flexibility to our compensation methods in order to adapt the compensation of employees, contractors, and non-employee directors to a changing business environment, after giving due consideration to competitive conditions and the impact of federal tax laws. Subject to certain adjustments, the maximum number of shares of our common stock that may be delivered pursuant to awards under the Blue Calypso, Inc. 2011 Long-Term Incentive Plan is 35,000,000 shares.

Director Compensation

We do not currently compensate our directors, except as described below.  We expect that the future compensation arrangements may be comprised of a combination of cash and/or equity awards.

On September 8, 2011, we granted stock options under the Blue Calypso, Inc. 2011 Long-Term Incentive Plan to the directors as follows:

Name	Shares Subject to Option	Exercise Price	Vesting Provisions	Expiration Date
Richard Fennessy	375,000	$0.0679	Pro-rata vesting quarterly over two years	September 8, 2021
Paul Jarvie	375,000	$0.0679	Pro-rata vesting quarterly over two years	September 8, 2021
J. Andrew Kerner	375,000	$0.0679	Pro-rata vesting quarterly over two years	September 8, 2021
James Rose	375,000	$0.0679	Pro-rata vesting quarterly over two years	September 8, 2021

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number and percentage of outstanding shares of common stock and other classes of our equity securities entitled to vote on all matters submitted to a vote by holders of common stock beneficially owned as of January 5, 2012, by (i) each of our directors and named executive officers; (ii) all persons who are known by us to be beneficial owners of more than 5% of our outstanding common stock; and (iii) all of our executive officers and directors as a group.  The percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Securities and Exchange Commission, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted, to our knowledge and subject to community property laws where applicable, each of the persons listed below has sole voting and investment power with respect to the shares indicated as beneficially owned by such person.  Our common stock is our only class of securities whose holders are currently entitled to vote.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class(1)(2)

Andrew Levi 19111 North Dallas Parkway, Suite 200 Dallas, TX 75287	56,990,348	(3)	45.5%

Richard Fennessy 19111 North Dallas Parkway, Suite 200 Dallas, TX 75287	3,307,932	(4)	2.6%

Paul Jarvie 19111 North Dallas Parkway, Suite 200 Dallas, TX 75287	4,593,987	(4)	3.7%

J. Andrew Kerner 19111 North Dallas Parkway, Suite 200 Dallas, TX 75287	3,302,025	(4)	2.6%

James Rose 19111 North Dallas Parkway, Suite 200 Dallas, TX 75287	3,202,793	(4)	2.6%

Esousa Holdings LLC(5) 317 Madison Ave., Suite 1621 New York, NY 10017	12,487,350	(6)	9.97%

LMD Capital, LLC(7) 2828 N. Harwood, Suite 1700 Dallas, TX 75201	12,487,350	(8)	9.97%

All directors and executive officers as a group (6 persons)	71,397,085		56.9%

(1)           Shares of common stock beneficially owned and the respective percentages of beneficial ownership of common stock assumes the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of the date of this prospectus, except as otherwise noted. Shares issuable pursuant to the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person.

(2)           These percentages have been calculated based on 125,295,526 shares of common stock outstanding as of January 5, 2012.

(3)           Includes 3,733,428 shares held by Aztec Systems, Inc.  Mr. Levi is the chief executive officer and majority owner of Aztec Systems, Inc., and has voting and dispositive control over such shares.

(4)           Includes 46,875 shares issuable upon exercise of vested stock options.

(5)           Rachel Glicksman, as managing director of Esousa Holdings LLC, has voting and dispositive control over such shares.

(6)           Does not include 750,000 shares of Series A Convertible Preferred Stock, or the shares of common stock into which they are convertible at a conversion price of $0.0679 per share. Under the terms of the Series A Convertible Preferred Stock, the holder may not convert the Series A Convertible Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%.  The holders of Series A Convertible Preferred Stock are entitled to voting rights only to the extent that they are able to convert their shares of Series A Convertible Preferred Stock into shares of common stock.  Therefore, these shares of Series A Convertible Preferred Stock currently have no voting rights.  Also does not include 11,045,655 shares of common stock that may be purchased upon the exercise of certain warrants.  Pursuant to the terms of such warrants, the holder may not exercise the warrants to the extent (but only to the extent) such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%.

(7)          Steven B. Solomon, as managing director of LMD Capital, LLC, has voting and dispositive control over such shares.

(8)          Does not include 750,000 shares of Series A Convertible Preferred Stock, or the shares of common stock into which they are convertible at a conversion price of $0.0679 per share. Under the terms of the Series A Convertible Preferred Stock, the holder may not convert the Series A Convertible Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%.  The holders of Series A Convertible Preferred Stock are entitled to voting rights only to the extent that they are able to convert their shares of Series A Convertible Preferred Stock into shares of common stock.  Therefore, these shares of Series A Convertible Preferred Stock currently have no voting rights.  Also does not include 11,045,655 shares of common stock that may be purchased upon the exercise of certain warrants.  Pursuant to the terms of such warrants, the holder may not exercise the warrants to the extent (but only to the extent) such holder or any of its affiliates would beneficially own a number of shares of common stock which would exceed 4.99%.  Also does not include 200,000 shares of Series A Convertible Preferred Stock, or the shares of common stock into which they are convertible, or 2,945,509 shares of common stock that may be purchased on the exercise of certain warrants, all of which LMD Capital, LLC has irrevocably committed to purchase upon the effectiveness of the registration statement of which this prospectus forms a part.

SELLING STOCKHOLDERS

Up to 25,036,818 shares of our common stock to be offered by the selling stockholders upon the conversion of 1,700,000 shares of Series A Convertible Preferred Stock and up to 25,036,820 shares of our common stock to be offered by the selling stockholders upon the exercise of common stock purchase warrants are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling stockholders.  Of the Series A Convertible Preferred Stock, 1,500,000 shares were issued on October 17, 2011 upon the automatic conversion of certain convertible promissory notes issued in a private placement on September 1, 2011.  Warrants to purchase 22,091,311 were also issued in the September 1, 2011 private placement.  One of the selling stockholders has irrevocably committed to purchase the remaining 200,000 shares of Series A Convertible Preferred Stock and warrants to purchase 2,945,509 shares of common stock upon the effectiveness of the registration statement of which this prospectus forms a part.  Each of the transactions by which the selling stockholders acquired their securities from us was exempt under the registration provisions of the Securities Act of 1933, as amended.

The Series A Convertible Preferred Stock is convertible into shares of common stock at a conversion price of $0.0679 per share (subject to adjustment for stock dividends, stock splits and similar transactions), except that a holder of the Series A Convertible Preferred Stock cannot convert the Series A Convertible Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%; provided, however, that the holder may waive the 4.99% conversion limitation upon 61 days prior written notice to increase such percentage to up to 9.99%.

All of the warrants have an exercise price of $0.10 per share (subject to adjustment for stock dividends, stock splits, issuances of securities at a purchase price less than $0.10 per share and similar transactions).  We are prohibited from effecting the exercise of any such warrant to the extent that as a result of such exercise the holder of the exercised warrant beneficially owns more than 4.99% in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of our common stock upon the exercise of the warrant.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus.  The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have not had a material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the percentage of our common stock beneficially owned by each selling stockholder after the offering, we have assumed that all shares offered by such selling stockholder have been sold, and therefore the calculation is based on a number of shares of common stock outstanding comprised of (i) 125,295,526 shares of common stock outstanding as of January 5, 2012 plus (ii) the number of shares offered by the selling stockholder in this offering.  The shares offered by one selling stockholder are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

	Ownership Before Offering		Ownership After Offering
Selling Stockholder	Number of shares of common stock beneficially owned (1)	Number of shares offered	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Esousa Holdings, LLC (2)	12,487,350	22,091,310	12,487,350	8.5%
LMD Capital, LLC (3)	12,487,350	27,982,328	12,487,350	8.2%

(1)           Excludes all shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock and exercise of the warrants, because the selling stockholders currently beneficially own more than 4.99% of the outstanding common stock.

(2)           Rachel Glicksman, as Managing Director of Esousa Holdings, LLC, has voting and dispositive controls over such shares.

(3)           Steven B. Solomon, as Managing Director of LMD Capital, LLC, has voting and dispositive controls over such shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Aztec Systems, Inc. is a corporation that provides us with administrative and technical support services.  The majority owner of Aztec Systems, Inc. is Andrew Levi, our chairman and chief executive officer. From inception, September 11, 2009, through December 31, 2011, we have incurred management fees of $72,255 and software development fees of $856,852 related to Aztec Systems, Inc. At December 31, 2011, we had accounts payable of $251,645 owed to Aztec Systems, Inc.  Additionally, we converted a related-party payable totaling $21,958 to equity in 2009.

On September 1, 2011, in connection with our reverse merger and succession to the business of business of Blue Calypso Holdings, Inc. as our sole line of business, we transferred all of our pre-reverse merger operating assets and liabilities to JJ&R Ventures Holdings, Inc., a Delaware corporation and our wholly owned subsidiary. Immediately after this transfer, we transferred all of JJ&R Ventures Holdings, Inc.’s outstanding capital stock to Deborah Flores, our then-majority stockholder and our former president, treasurer, treasurer and sole director, in exchange for the cancellation of 51,000,000 shares of our common stock held by Ms. Flores.

DESCRIPTION OF SECURITIES

We have authorized 685,000,000 shares of capital stock, par value $0.0001 per share, of which 680,000,000 are shares of common stock and 5,000,000 are shares of “blank check” preferred stock.  Of such shares of preferred stock, 1,700,000 have been designated as shares of Series A Convertible Preferred Stock.  On January 5, 2012, there were 125,295,526 shares of common stock and 1,500,000 shares of Series A Convertible Preferred Stock issued and outstanding.  Upon effectiveness of the registration statement of which this prospectus forms a part, one of our stockholders has irrevocably committed to purchase an additional 200,000 shares of Series A Convertible Preferred Stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders.  Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series.  Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

The Series A Convertible Preferred Stock is convertible into shares of common stock at a conversion price of $0.0679 per share (subject to adjustment for stock dividends, stock splits and similar transactions), except that a holder of the Series A Convertible Preferred Stock cannot convert the Series A Convertible Preferred Stock to the extent (but only to the extent) that such holder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99%; provided, however, that the holder may waive the 4.99% conversion limitation upon 61 days prior written notice to increase such percentage to up to 9.99%.  There are no other differences between the rights of the Series A Convertible Preferred Stock and the common stock, except that the holders of the Series A Convertible Preferred Stock are entitled to voting rights only to the extent that they are able to convert their shares of Series A Convertible Preferred Stock into shares of common stock.

Warrants

In connection with the private placement on September 1, 2011, we issued investors five-year warrants to purchase up to an aggregate of 22,091,311 shares of common stock at an exercise price of $0.10 per share. We are prohibited from effecting the exercise of any such warrant to the extent that as a result of such exercise the holder of the exercised warrant beneficially owns more than 4.99% in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of our common stock upon the exercise of the warrant. The warrants contain provisions that protect their holders against dilution by adjustment of the purchase price in certain events such as stock dividends, stock splits, issuances of securities at a purchase price less than $0.10 per share (subject to certain exceptions) and other similar events. In addition, if (i) the volume-weighted average price of our common stock for 30 consecutive trading days is at least 250% of the exercise price of the warrants; (ii) the 30-day average daily trading volume of our common stock has been at least 1,000,000 shares; and (iii) the holder is not in possession of any information that constitutes, or might constitute, material non-public information which was provided by us, then we may require each investor to exercise all or a portion of its warrant pursuant to the terms described above within 10 business days following the delivery of a notice of acceleration. Any warrant that is not exercised as aforesaid shall expire automatically at the end of such 10-day period.  Upon effectiveness of the registration statement of which this prospectus forms a part, one of our stockholders has irrevocably committed to purchase warrants to purchase 2,945,509 shares of common stock.  The terms of such warrants will be the same as those described above.

Delaware Anti-Takeover Law and Provisions of our Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporation Law (the “DGCL”), in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

•                  prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans; or

•                  at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

The term “business combination” is defined to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that would result in the issuance or transfer by the corporation of any of its stock to the interested stockholder; certain transactions that would increase the interested stockholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, an “interested stockholder” is any person who is the owner of 15% or more of the outstanding voting stock of the corporation, an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at anytime within three years immediately prior to the relevant date or the affiliates and associates of such person. The term “owner” is broadly defined to include any person that individually or with or through such person’s affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

The restrictions described above do not apply to corporations that have elected, in the manner provided therein, not to be subject to Section 203 of the DGCL or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. We have not opted out of Section 203, but we are not currently subject to it because we are not listed on a national securities exchange and our securities are held of record by fewer than 2,000 stockholders.  However, we could become subject to it if we become so listed or so held.

If Section 203 becomes applicable to us, it could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, could discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests.  Therefore, these provisions could adversely affect the price of our common stock.  Among other things, our certificate of incorporation and bylaws:

•                  permit our board of directors to issue up to 5,000,000 shares of preferred stock, without further action by the stockholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•                  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•                  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•                  provide that special meetings of our stockholders may be called only by our chairman, president or board of directors; and

•                  provide that directors may be removed from office only by the affirmative vote at a special meeting of stockholders of the holders of a majority of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, either for or without cause.

Indemnification of Directors and Officers

Pursuant to Section 145 of the DGCL, a corporation has the power to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the individual’s conduct was unlawful. Such determination shall be made, in the case of an individual who is a director or officer at the time of such determination:

•                  by a majority of the disinterested directors, even though less than a quorum;

•                  by a committee of such directors designated by a majority vote of such directors, even though less than a quorum;

•                  if there are no disinterested directors, or if such directors so direct, by independent legal counsel; or

•                  by a majority vote of the stockholders, at a meeting at which a quorum is present.

Without court approval, however, no indemnification may be made in respect of any derivative action in which such individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action.

The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon such individuals’ commitment to repay any advances unless it is determined ultimately that such individuals are entitled to be indemnified.

Under the DGCL, the rights to indemnification and advancement of expenses provided in the law are non-exclusive, in that, subject to public policy issues, indemnification and advancement of expenses beyond that provided by statute may be provided by bylaw, agreement, vote of stockholders, disinterested directors or otherwise.

Our certificate of incorporation and bylaws provide that our officers, directors, employees and agents shall be indemnified to the fullest extent permitted by applicable law, and that we shall pay the expenses incurred in defending any proceeding in advance of its final disposition. Payment of expenses incurred by an officer or director in advance of the final disposition of the proceeding shall be made only upon the receipt of an undertaking by the officer or director to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified.  Expenses incurred by other of our agents (or by the directors or officers not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as our board deems appropriate.  Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

We intend to enter into indemnification agreements with certain of our directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained in our certificate of incorporation and bylaws. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Limitation of Personal Liability of Directors

The DGCL provides that a corporation’s certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

•                  any breach of the director’s duty of loyalty to the corporation or its stockholders;

•                  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•                  violation of certain provisions of the DGCL;

•                  any transaction from which the director derived an improper personal benefit; or

•                  any act or omission prior to the adoption of such a provision in the certificate of incorporation.

Our certificate of incorporation provides that our directors shall not be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent provided by applicable law for the actions described above.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and persons controlling us, we have been advised that it is the Securities and Exchange Commission’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  a combination of any such methods of sale; or

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

LEGAL MATTERS

Haynes and Boone, LLP, New York, New York, will pass upon the validity of the shares of our common stock offered by the selling stockholders under this prospectus.

EXPERTS

Our financial statements as of December 31, 2009 and 2010 and for the years ended December 31, 2009 and 2010 included in this prospectus have been audited by Montgomery Coscia Greilich LLP, Certified Public Accountants, an independent registered public accounting firm, as stated in its report appearing in the registration statement, and are included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act of 1933, as amended, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that the selling stockholders are offering in this prospectus.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. In addition, through our website, http://www.bluecalypso.com, you can access electronic copies of documents we file with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q, and Current Reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the Securities and Exchange Commission. You may also request a copy of those filings, excluding exhibits, from us at no cost. Any such request should be addressed to us at: 19111 North Dallas Parkway Suite 200, Dallas Texas 75287, Attention: Andrew Levi, Chief Executive Officer.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2010 and 2009	F-4

Consolidated Statement of Changes in Stockholder’s Equity (Deficit) from Inception, September 11, 2009, to December 31, 2010	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010 and 2009	F-6

Notes to Consolidated Financial Statements (December 31, 2010 and 2009)	F-7

Consolidated Balance Sheet as of September 30, 2011 (Unaudited)	F-16

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2011 and 2010 and the Period from September 11, 2009 (Date of Inception) to September 30, 2011 (Unaudited)	F-17

Consolidated Statements of Changes in Stockholders’ Equity (Deficit) Period from September 11, 2009 (Date of Inception) to September 30, 2011 (Unaudited)	F-18

Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2011 and 2010 and the Period from September 11, 2009 (Date of Inception) to September 30, 2011 (Unaudited)	F-19

Notes to Consolidated Financial Statements (September 30, 2011)	F-20

MONTGOMERY COSCIA GREILICH LLP

Certified Public Accountants

2500 Dallas Parkway, Suite 300

Plano, Texas 75093

972.748.0300 p

972.748.0700 f

Thomas A. Montgomery, CPA Matthew R. Coscia, CPA Paul E. Greilich, CPA Jeanette A. Musacchio James M. Lyngholm Christopher C. Johnson, CPA	J. Brian Simpson, CPA Rene E. Balli, CPA Erica D. Rogers, CPA Dustin W. Shaffer, CPA Gary W. Boyd, CPA Michal L. Gayler, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Blue Calypso Holdings, Inc., and Subsidiary

We have audited the accompanying consolidated balance sheets of Blue Calypso Holdings, Inc. and subsidiary (a development stage company, the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the years then ended and for the period from September 11, 2009 (inception) to December 31, 2010. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether these consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Blue Calypso Holdings, Inc. and its subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended and for the period from September 11, 2009 (inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United State of America.

/s/ MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH LLP

Plano, Texas

May 23, 2011

BLUE CALYPSO HOLDINGS INC., AND SUBSIDIARY

( A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$113,511	$—
Prepaid expenses	10,819	—
Total current assets	124,330	—

Property and equipment, net of accumulated depreciation of $141 and $0 in 2010 and 2009 respectively	4,224	—

Capitalized software development costs, net of accumulated amortization of $11,937 and $0 in 2010 and 2009, respectively	440,579	—

Total assets	$569,133	$—

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$15,663	$—
Accounts payable-affiliate	105,415	23,653
Accrued liabilities	55,780	—
Unearned revenue	6,963	—
Total current liabilities	183,821	23,653

Notes payable	675,000
Notes payable-affiliate	100,000	—
Total liabilities	958,821	23,653
Stockholders’ equity (deficit)
Preferred stock, par value $.001 per share (Authorized 3,000,000 shares; issued and outstanding 0 shares)	—	—
Common stock-A, par value $.001 per share (Authorized 3,000,000 shares; issued and outstanding 860,000 shares)	860	—
Common stock-B, par value $.001 per share (Authorized 3,000,000 shares; issued and outstanding 265,000 shares)	265	—
Additional paid in capital	21,958	—
Deferred compensation	(83)	—
Accumulated deficit during development stage	(412,688)	(23,653)
Total stockholders’ equity (deficit)	(389,688)	(23,653)

Total liabilities and stockholders’ equity (deficit)	$569,133	$—

The accompanying notes are an integral part of these financial statements.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009	FROM INCEPTION SEP 9, 2009 TO DEC 31, 2010

REVENUE	$37	$—	$37

OPERATING EXPENSES
Sales and marketing	136,414	—	136,414
General and administrative	193,006	23,653	216,659
Other operating expenses	30,735	—	30,735
Depreciation and Amortization	12,101	—	12,101
	372,256	23,653	395,909

LOSS FROM OPERATIONS	(372,219)	(23,653)	(395,872)

OTHER INCOME (EXPENSE)
Interest income	15	—	15
Interest expense	(16,831)	—	(16,831)
	(16,816)		(16,816)

LOSS BEFORE INCOME TAX PROVISION	(389,035)	(23,653)	(412,688)

INCOME TAX PROVISION	—	—	—

NET LOSS	$(389,035)	$(23,653)	$(412,688)

Loss per share:
Basic and Diluted	$(0.35)	$—

Weighted Average Shares Outstanding Basic and Diluted	1,125,000	—

The accompanying notes are an integral part of these financial statements.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFECIT)

FROM INCEPTION, SEPTEMBER 11, 2009 TO DECEMBER 31, 2010

	Common Stock-Class A		Common Stock-Class B		Additional	Deferred	Accumulated Deficit During	Total Stockholders’
	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Development Stage	Equity (Deficit)

Beginning Balance, January 1, 2009	—	$—	—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	(23,653)	(23,653)
Ending Balance, December 31, 2009	—	—	—	—	—	—	(23,653)	(23,653)
Shares issued for cash at $.001 per share-3/10/2010	780,000	780	240,000	240	—	—	—	1,020
Affiliate payable converted to equity- 3/31/10	—	—	—	—	21,958	—	—	21,958
Restricted shares issued- 6/10/2010	80,000	80	—	—	—	(80)	—	—
Restricted shares issued- 9/20/2010	—	—	25,000	25	—	(25)	—	—
Restricted shares vested as of 12/31/10	—	—	—	—	—	22	—	22
Net loss	—	—	—	—	—	—	(389,035)	(389,035)
Ending Balance, December 31, 2010	860,000	$860	265,000	$265	$21,958	$(83)	$(412,688)	$(389,688)

The accompanying notes are an integral part of these financial statements.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009	FROM INCEPTION SEP 9, 2009 TO DEC 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(389,035)	$(23,653)	$(412,688)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	12,079	—	12,079
Amortization of vested restricted stock	22		22
(Increase) decrease in assets:
Accounts receivable	—	—	—
Prepaid expenses and other current assets	(10,819)	—	(10,819)
Increase (decrease) in liabilities:
Accounts payable	15,663	—	15,663
Accounts payable-affiliate	103,720	23,653	127,373
Accrued expenses	55,780	—	55,780
Deferred revenue	6,963	—	6,963
Cash used in operating activities	(205,627)	—	(205,627)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for software development	(352,517)		(352,517)
Cash paid for purchases of fixed assets	(4,365)	—	(4,365)
Cash used in investing activities	(356,882)	—	(356,882)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributed capital received	1,020		1,020
Proceeds received from notes payable	675,000	—	675,000
Cash provided by financing activities	676,020	—	676,020

Net increase in cash	113,511	—	113,511
Cash at beginning of year	—	—	—
Cash at end of year	$113,511	$—	$113,511

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$—	$—	$—
Cash paid for taxes	$—	$—	$—
Non-cash investing and financing activities:
Affiliate payable converted to equity	$21,958	$—	21,958
Affiliate payable converted to note payable	$100,000	$—	100,000

The accompanying notes are an integral part of these financial statements.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.        Nature of Business

Blue Calypso Holdings, Inc. (a development stage company) a Texas corporation (the “Company”), was formed in February 2010 as an investment entity to hold a 100% single-member ownership interest in Blue Calypso, LLC, a Texas Limited Liability Company formed on September 11, 2009.  The companies are under common control and in February 2010 were merged for strategic operating purposes.

The Company is a mobile and social media marketing company that activates and measures branded word of mouth campaigns through consumers’ personal texts, posts and tweets between friends. The Company activates a friend to friend distribution of branded marketing campaigns by motivating brand loyalists to personally endorse and share these campaigns with their digital social streams. The Company compensates them for their reach with cash, prizes and VIP perks. Marketers enjoy the power of measured personal endorsements that generate buzz, ignite conversation, drive purchase intent, increase loyalty and attract new customers by leveraging the power of social influence.

2.        Summary of Significant Accounting Policies

Development Stage Company

The Company is a development stage company as defined by ASC 915 Development Stage Entities and is still devoting substantial efforts on establishing the business. Its principal operations have commenced but there has been no significant revenue thus far. All losses accumulated since inception have been considered as part of the Company’s development stage activities.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are stated in U.S. dollars and include the accounts of Blue Calypso Holdings, Inc. and its subsidiary Blue Calypso LLC which is wholly owned. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of American.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include the useful lives of intangible assets and the recoverability or impairment of tangible and intangible asset values; deferred revenues; legal and other contingencies which are recorded when it is probable that a loss has been incurred and the amount is reasonably estimable; and the Company’s effective income tax rate and the valuation allowance applied against deferred tax assets which are based

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

2.        Summary of Significant Accounting Policies, continued

Use of estimates, continued

upon the expectations of future taxable income, allowable deductions, and projected tax credits. Actual results may differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 605 “Revenue Recognition”, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery of the product has occurred or services have been rendered and collectability is reasonably assured. Revenue includes fees received from customers for advertising and marketing services provided by the Company and is recognized as earned when brand loyalists personally endorse and share the advertising campaigns with others in their digital social stream.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank demand deposits.  The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment and Long-Lived Assets

Property and equipment consists of office equipment and is recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years.  Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Software development costs are accounted for in accordance with FASB ASC 350-40, Intangibles — Goodwill and Other: Internal Use Software. According to ASC 350-40 capitalization of costs shall begin when both of the following occur: a) preliminary project stage is completed, b) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. The costs capitalized include fees paid to third parties for services provided to develop the software during the application development stage, payroll and payroll-related costs such as, costs of employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project on activities that include coding and testing during the application development stage and interest costs incurred while developing internal-use computer software (in accordance with ASC 835-20).  The costs are amortized using straight-line amortization over the estimated useful life of up to five years, once the software is ready for its intended use.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

2.        Summary of Significant Accounting Policies, continued

Intangible Assets, continued

The unamortized capitalized cost of the software is compared annually to the net realizable value. The amount by which the unamortized capitalized costs of the internal use software exceed the net realizable value of that asset is written off.

Impairment of Long-lived Tangible Assets and Definite-Lived Intangible Assets

Long-lived tangible assets and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.  Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by that asset.  If it is determined that the carrying amount of an asset may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value Measurements

The company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability

Income Taxes

Income taxes are recorded in accordance with ASC 740 “Income Taxes”.  Deferred income taxes are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income, in the period that includes the enactment date. An allowance is provided when it is more likely than not that tax benefits will not be utilized.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

2.        Summary of Significant Accounting Policies, continued

Loss per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding during the year, and diluted loss per share, computed on the basis of the weighted average number of common shares and all potentially dilutive common shares outstanding during the year. Potential common shares result from stock options, vesting of restricted stock grants and convertible notes. However, for the years presented, all outstanding stock options, restricted stock grants and convertible notes are anti-dilutive due to the losses incurred. Anti-dilutive common stock equivalents of 5,000 and 0 shares were excluded from the loss per share computation for 2010 and 2009, respectively.

Stock-Based Compensation

The Company granted stock options and restricted stock as compensation to employees and directors.  Compensation expense is measured in accordance with FASB ASC 718 (formerly SFAS No. 123R), Compensation - Stock Compensation.  Compensation expense is recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.  Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Concentrations of Credit Risk

Significant concentrations of credit risk may arise from the Company’s cash maintained in the bank.  The Company maintains cash in quality financial institution, however, at times, cash balance may exceed the federal deposit insurance limits (FDIC limits).  As of December 31, 2010 and 2009 the cash balance with the bank did not exceed the FDIC limit and so there was no significant credit risk.

Advertising and Marketing

The Company’s advertising and marketing costs, which consist primarily of marketing and trade show costs, business development and printed promotional and sales presentation materials, are charged to expense when incurred.  The advertising and marketing expense was $25,253 and $0 for the years ended December 31, 2010 and 2009, respectively.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

3.        Property and Equipment

Property and equipment consist of the following at December 31, 2010 and 2009:

	2010	2009
Office Equipment	$4,365	$0
Less: Accumulated depreciation	(141)	0
Net property and equipment	$4,224	$0

Depreciation expense for the years ended December 31, 2010 and 2009 were $141 and $0, respectively.

4.        Intangibles

Intangible assets consist of the following at December 31, 2010 and 2009:

	2010	2009
Capitalized Software Development Costs	$452,516	$0
Less: Accumulated amortization	(11,937)	0
Net capitalized development costs	$440,579	$0

The capitalized software development costs include $7,805 interest capitalized in 2010. The amortization expense relating to the capitalized development costs was $11,937 and $0 for the years ended December 31, 2010 and 2009, respectively.  Amortization expense for the next five years is estimated to be as follows:

2011	90,503
2012	90,503
2013	90,503
2014	90,503
2015	78,567
$440,579

5.        Income Tax Provision

The company’s income taxes are recorded in accordance with ASC 740 “Income Taxes”. The tax effects of the Company’s temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2010 and 2009 consisted primarily of net operating losses totaling $140,306 and $3,548 which were fully reserved.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

5.        Income Tax Provision, continued

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At December 31, 2010 and 2009, the Company believed it was more likely than not that future tax benefits from net operating loss carry-forwards and other deferred tax assets would not be realizable through generation of future taxable income and accordingly deferred tax assets are fully reserved.

6.        Long Term Debt - Notes Payable

Long term debt consists of convertible subordinated notes payable issued during the year 2010, to eight entities/individuals.  The notes accrue simple interest at the rate of 8% per annum.  The principal amount of the notes, along with accrued interest thereon is due and payable on April 1, 2012 (the maturity date).  The principal balance of the notes payable at December 31, 2010 and 2009 were $775,000 (including $100,000 note payable due affiliate) and $0, respectively.   As of December 31, 2010 and 2009, the total interest accrued was $24,636 (including $7,805 interest capitalized) and $0, respectively.

The notes are subject to automatic conversion upon a qualifying financing transaction in which the Company sells shares of its capital stock to an outside party in an arm’s length transaction per the terms of the note agreement.  The conversion rate will be set at 50% of the qualifying financing share price.  If a qualifying financing transaction has not taken place before April 1, 2011, the notes may be converted at the option of the holder into 180,718 common shares of the Company.  As of the date of these financial statements, no such conversions have taken place.

7.        Stockholders’ Equity (Deficit)

Stockholders’ Equity (Deficit)

Blue Calypso Holdings, Inc. is authorized to issue 9,000,000 shares of capital stock: 3,000,000 shares of Class A common stock with voting rights at a par value of $.001; 3,000,000 shares of Class B common stock without voting rights at a par value of $.001 and 3,000,000 shares of preferred stock, also at $.001 par value per share.  There were 860,000 and 0 shares of Class A common stock issued and outstanding and 265,000 and 0 shares of Class B common stock issued and outstanding as of December 31, 2010 and 2009, respectively, for cash of $1,020 and conversion of related-party payable to Aztec Systems Inc., of $21,958 (see Note 8).  No shares of preferred stock were issued and outstanding as of December 31, 2010 and 2009.  The Company did not make or declare any distributions to shareholders during the years ended December 31, 2010 and 2009.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

7.        Stockholders’ Equity (Deficit), continued

Long-Term Incentive Plan

The Company has reserved 500,000 shares of Common Stock Class A and 200,000 shares of Common Stock Class B of its duly authorized, but unissued common stock to be granted under its Long-Term Incentive Plan (the “Plan”).  The options/restricted stock (i) vest over a period no greater than three years, (ii) are contingently exercisable upon the occurrence of a specified event as defined by the option agreements, and (iii) expire ten years from the date of grant.

Stock Options

During the year 2010 the Company granted a stock option to an employee to acquire 5,000 shares of its Class B (non-voting) common stock under the Plan, for a strike price of $.001 on the date of grant.  The option vests in equal installments quarterly over thirty six (36) months.  The individual grant agreement contains the provision for automatic acceleration of vesting upon a change in control or IPO. The weighted average remaining contractual life of the outstanding options at December 31, 2010 is approximately 2.4 years.

The fair value for the Company’s options were estimated at the date of grant using the Black-Scholes option pricing model with the weighted average assumptions as noted in the following table.  The Black-Scholes option valuation model incorporate ranges of assumptions for inputs, and those ranges are disclosed below.  Expected volatilities are based on similar industry-sector indices.  The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.  The risk-free interest rate assumption is based on market yield on U.S. Treasury securities at 3-year constant maturity, quoted on investment basis determined at the date of grant.

	2010	2009
Assumptions used for employee stock options:
Risk-free interest rate	1.32%	N/A
Dividend yield	0%	N/A
Stock price volatility	20% - 36%	N/A
Expected life (years)	3	N/A

The stock options granted during the year ended December 31, 2010, were at an exercise price equal to the fair market value of the Company’s common stock on the date of grant as determined by management.  Accordingly, no significant compensation expense related to these options.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

7.        Stockholders’ Equity (Deficit), continued

Stock Options, continued

The following table summarizes the stock option activity for the year ended December 31, 2010:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2009	0	$0.00

Granted	5,000	0.001
Exercised	0	0
Forfeited	0	0
Balance, December 31, 2010	5,000	$0.001

Exercisable at 12/31/2010	417	$0.001

Non-vested at 12/31/2010	4,583	$0.001

No options were exercised during the year ended December 31, 2010.

Restricted Stock

During 2010, the Company awarded grants of 20,000 restricted shares of its Class A common stock with $.001 par value to each of its three (3) non-employee directors and another 20,000 restricted shares of its Class A common stock with $.001 par value to the founder of the Company for his capacity as director for a total of 80,000 restricted shares.  The restricted shares include forfeiture terms for separation/termination and automatic acceleration terms upon change of control/IPO and are subject to quarterly vesting at equal installments over twenty-four (24) months.

During 2010, the Company also awarded grants of 25,000 restricted shares of its Class B common stock with $.001 par value to two of its employees.  These restricted shares include forfeiture terms for separation/termination, however without automatic acceleration terms upon change of control/IPO and are subject to quarterly vesting at equal installments over thirty-six (36) months.

BLUE CALYPSO HOLDINGS, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

7.        Stockholders’ Equity (Deficit), continued

Restricted Stock

The following table summarizes the restricted stock grant activity for the years ended December 31, 2010 and 2009:

	Years Ended December 31,
	2010	2009
Outstanding, beginning of the period	0	0
Granted	105,000	0
Vested	22,083	0
Expired and forfeited	0	0
Outstanding and expected to vest as of
December 31, 2010	82,917	0

The weighted average remaining life of restricted shares is 1.46 years.  The weighted average fair value at the grant date is $.0.001 per share.

8.        Related Party Transactions

Aztec Systems, Inc., is an affiliate of the Company that provides administrative and technical support services to the company.  The majority owner of Aztec Systems, Inc. is also the majority stockholder of the company. The company incurred management fees of $30,000 and $0, and software development fees of $362,000 and $0, respectively for the years ended December 31, 2010 and 2009 relating to Aztec Systems.  The Company had accounts payable to Aztec Systems of $105,415 and $23,653 and notes payable of $100,000 and $0, respectively for the years ended December 31, 2010 and 2009. The company converted a related-party payable totaling $21,958 to equity at inception.

9.        Subsequent Events

The Company has evaluated events or transactions occurring after December 31, 2010, the balance sheet date, through May 23, 2011, the date the consolidated financial statements were available to be issued, and determined any events or transactions which would impact the consolidated financial statements for the year ended December 31, 2010.

In March 2011, the Company entered into a binding letter of intent (the “LOI”) to execute a share exchange agreement and merge with a public shell company.

No other significant subsequent events have been noted as of May 23, 2011.

BLUE CALYPSO, INC., AND SUBSIDIARY

( A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	9/30/2011 (Unaudited)	12/31/2010 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,058,316	$113,511
Accounts Receivable	35,200	—
Prepaid expenses	116,459	10,819
Total current assets	1,209,975	124,330

Property and equipment, net of accumulated depreciation of $1,274	11,264	4,224

Capitalized software development costs, net of accumulated amortization of $95,097	661,632	440,579

Total assets	$1,882,871	$569,133

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$39,381	$15,663
Accounts payable-affiliate	147,302	105,415
Accrued liabilities	6,508	55,780
Unearned revenue	45,713	6,963
Total current liabilities	238,904	183,821

Notes Payable, non-current	1,500,000	675,000
Notes payable-affiliate, non-current	—	100,000

Total liabilities	1,738,904	958,821

Stockholders’ equity (deficit)
Preferred stock, par value $.0001 per share (Authorized 5,000,000 shares; issued and outstanding 0 shares)	—	—
Common stock, par value $.0001 per share (Authorized 680,000,000 shares; issued and outstanding 125,295,526 shares as of 9/30/11 and 72,185,591 shares at 12/31/10 respectively)	12,530	7,219
Additional paid in capital	1,597,379	15,864
Deferred compensation	(21,784)	(83)
Deficit accumulated during development stage	(1,444,158)	(412,688)
Total stockholders’ equity (deficit)	143,967	(389,688)

Total liabilities and stockholders’ equity (deficit)	$1,882,871	$569,133

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

BLUE CALYPSO, INC. AND SUBSIDIARY

( A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 AND THE PERIOD

FROM SEPTEMBER 11, 2009 (DATE OF INCEPTION) TO SEPTEMBER 30, 2011

(UNAUDITED)

	Three months ended		Nine months ended		From Inception
	September 30,		September 30,		September 11, 2009 to
	2011	2010	2011	2010	September 30, 2011

REVENUE	1,665	—	$7,701	—	$7,738
COST OF REVENUE	58,958	—	71,094	—	71,094
GROSS LOSS	(57,293)	—	(63,393)	—	(63,356)

OPERATING EXPENSES
Sales and marketing	198,164	32,127	$380,950	32,127	517,364
General and administrative	296,354	73,495	412,181	159,291	628,840
Other Operating Expenses	16,115	10,250	30,488	12,418	61,223
Depreciation and Amortization	32,599	23	84,319	23	96,420
	543,232	115,895	907,938	203,859	1,303,847

LOSS FROM OPERATIONS	(600,525)	(115,895)	(971,331)	(203,859)	(1,367,203)

OTHER INCOME (EXPENSE)
Interest income	—	15	—	15	15
Interest expense	(20,746)	—	(60,139)	—	(76,970)
	(20,746)	15	(60,139)	15	(76,955)

LOSS BEFORE INCOME TAX PROVISION	(621,271)	(115,880)	(1,031,470)	(203,844)	(1,444,158)

INCOME TAX PROVISION	—	—	$—	—	—

NET LOSS	$(621,271)	$(115,880)	$(1,031,470)	$(203,844)	$(1,444,158)

Loss per share:
Basic and Diluted	$(0.01)	$(0.00)	$(0.01)	$(0.00)

Weighted Average Shares Outstanding
Basic and Diluted	89,467,286	70,755,828	79,104,729	49,886,501

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

BLUE CALYPSO, INC. AND SUBSIDIARY

( A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

PERIOD FROM SEPTEMBER 11, 2009 (DATE OF INCEPTION) TO SEPTEMBER 30, 2011

(UNAUDITED)

					Accumulated	Total
	Common Stock		Additional	Deferred	Deficit During	Stockholders’
	Shares	Amount	Paid-In Capital	Compensation	Development Stage	Equity (Deficit)

Beginning Balance, September 11, 2009	—	$—	$—	$—	$—	$—

Net Loss	—	—	—	—	(23,653)	(23,653)

Ending Balance, December 31, 2009	—	—	—	—	(23,653)	(23,653)

Shares issued at $.0001 per share-3/10/2010	65,448,269	6,545	(5,525)	—	—	1,020

Affiliate payable converted to equity- 3/31/10	—	—	21,958	—	—	21,958

Net loss	—	—	—	—	(5,296)	(5,296)

Ending Balance, March 31, 2010	65,448,269	6,545	16,433	—	(28,949)	(5,971)

Restricted shares issued- 6/10/2010	5,133,198	513	(433)	(80)	—	—

Net loss	—	—	—	—	(82,668)	(82,668)

Ending Balance, June 30, 2010	70,581,467	7,058	16,000	(80)	(111,617)	(88,639)

Restricted shares issued- 9/20/2010	1,604,124	160	(135)	(25)	—	—

Net loss	—	—	—	—	(115,879)	(115,879)

Ending Balance, September 30, 2010	72,185,591	7,219	15,864	(105)	(227,496)	(204,518)

Restricted shares vested as of 12/31/10	—	—	—	22	—	22

Net loss	—	—	—	—	(185,191)	(185,191)

Ending Balance, December 31, 2010	72,185,591	7,219	15,864	(83)	(412,688)	(389,688)

Restricted shares issued- 1/10/11	1,283,299	128	(108)	(20)	—	—

Additional Paid-In Capital	—	—	10	—	—	10

Restricted shares vested as of 03/31/11	—	—	—	12	—	12

Net loss	—	—	—	—	(174,767)	(174,767)

Ending Balance, March 31, 2011	73,468,891	7,347	15,766	(91)	(587,455)	(564,433)

Restricted shares issued- 4/29/11	1,283,299	128	(108)	(20)	—	—

Restricted shares vested as of 06/30/11	—	—	—	15	—	15

Net loss	—	—	—	—	(235,432)	(235,432)

Ending Balance, June 30, 2011	74,752,190	7,475	15,658	(96)	(822,887)	(799,850)

Restricted shares cancelled 7/25/11	(2,887,423)	(288)	192	96	—	—

Restricted shares vested as of 09/30/11	—	—	—	—	—	—

Conversion of Debt 9/1/11	28,135,234	2,814	1,562,274	—	—	1,565,088

Reverse merger shares issued 9/1/11	24,974,700	2,497	(2,497)	—	—	—

Restricted shares issued- 9/8/11	320,825	32	21,752	(21,784)	—	(0)

Net loss	—	—	—	—	(621,271)	(621,271)

Ending Balance, September 30, 2011	125,295,526	12,530	1,597,379	(21,784)	(1,444,158)	143,967

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

BLUE CALYPSO, INC. AND SUBSIDIARY

( A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the three months ended		For the nine months ended		From Inception
	September 30,		September 30,		September 11, 2009 to
	2011	2010	2011	2010	September 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$(621,271)	$(115,880)	$(1,031,470)	$(203,844)	$(1,444,158)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	32,599	—	84,292	23	96,371
Amortization of vested restricted stock	—	—	27	—	49
(Increase) decrease in assets:
Accounts receivable	(35,200)	—	(35,200)	—	(35,200)
Prepaid expenses and other current assets	(35,138)	387	(105,640)	(7,752)	(116,459)
Increase (decrease) in liabilities:
Accounts payable	22,817	91,619	23,718	169,330	39,381
Accounts payable-affiliate	48,185	(323,100)	41,887	(22,860)	169,260
Accrued expenses	(96,921)	1,201	(49,272)	1,201	6,508
Deferred revenue	33,535	—	38,750	—	45,713
Cash provided by/(used in) operating activities	(651,394)	(345,774)	(1,032,908)	(63,903)	(1,238,535)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for software development	(129,037)	(161,646)	(204,213)	(278,676)	(556,730)
Cash paid for purchases of fixed assets	(4,862)	(1,351)	(8,172)	(1,374)	(12,537)
Cash used in investing activities	(133,899)	(162,997)	(212,385)	(280,050)	(569,267)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributed capital received	90,088	21,979	690,098	22,979	691,118
Proceeds received from notes payable	1,500,000	475,000	1,500,000	475,000	2,175,000
Cash provided by financing activities	1,590,088	496,979	2,190,098	497,979	2,866,118

Net increase in cash	804,795	(11,792)	944,805	154,026	1,058,316
Cash at beginning of the period	253,521	165,818	113,511	—	—
Cash at the end of the period	$1,058,316	$154,026	$1,058,316	$154,026	$1,058,316

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$—	$—	$—	$—	$—
Cash paid for taxes	$—	$—	$—	$—	$—
Non-cash investing and financing activities:
Affiliate payable converted to equity	$—	$—	$100,000		$221,958
Affiliate payable converted to note payable	$—	$—	$—	$—	$—

See accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

1.  Presentation

The accompanying condensed consolidated financial statements of Blue Calypso, Inc. (the “Company”) have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).  Certain information and footnote disclosures normally included in the financial statements have been omitted pursuant to such rules and regulations.  The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2010 included in the Company’s Form 8-K filed September 8, 2011.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary to fairly present the Company’s financial position and results of operations for the interim periods reflected.  Except as noted, all adjustments contained herein are of a normal recurring nature.  Results of operations for the fiscal periods presented herein are not necessarily indicative of fiscal year-end results.

2.  Organization and Nature of Business

Blue Calypso Holdings, Inc. (a development stage company) a Texas corporation (“BCHI”), was formed in February 2010 as an investment entity to hold a 100% single-member ownership interest in Blue Calypso, LLC, a Texas Limited Liability Company formed on September 11, 2009.  The companies are under common control and in February 2010 were merged for strategic operating purposes.

On September 1, 2011, BCHI executed a share exchange agreement and merged with a public shell company Blue Calypso Acquisition, Corp., a wholly-owned subsidiary of Blue Calypso, Inc. (formerly known as “JJ&R Ventures, Inc.”).  The Merger was accounted for as a reverse-merger and recapitalization in accordance with the generally accepted accounting principles in the United States.  BCHI is the acquirer for financial reporting purposes and Blue Calypso, Inc. is the acquired company.  Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Merger will be those of BCHI and will be recorded at its historical cost basis. The operations after completion of the Merger will include those of BCHI and Blue Calypso Inc.  Common stock and corresponding capital amounts of BCHI pre-merger have been retroactively restated as capital stock shares reflecting the exchange ratio in the Merger.

The Company is a mobile and social media marketing company that activates and measures branded word of mouth campaigns through consumers’ personal texts, posts and tweets between friends. The Company activates a friend to friend distribution of branded marketing campaigns by motivating brand loyalists to personally endorse and share these campaigns with their digital social streams. The Company compensates them for their reach with cash, prizes and VIP perks. Marketers enjoy the power of measured personal endorsements that generate buzz, ignite conversation, drive purchase intent, increase loyalty and attract new customers by leveraging the power of social influence.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

3.  Summary of Significant Accounting Policies

Development Stage Company

The Company is a development stage company as defined by Accounting Standards Codification (“ASC”) 915 Development Stage Entities and is still devoting substantial efforts on establishing the business. Its principal operations have commenced but there has been no significant revenue thus far. All losses accumulated since inception, have been considered as part of the Company’s development stage activities.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are stated in U.S. dollars and include the accounts of Blue Calypso, Inc. and BCHI. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the realization of capitalized software and the realization of deferred tax assets. Actual results may differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC605 “Revenue Recognition”, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, delivery of the product has occurred or services have been rendered and  collectability is reasonably assured. Revenue includes fees received from customers for advertising and marketing services provided by the Company and is recognized as earned when brand loyalists personally endorse and share the advertising campaigns with others in their digital social stream.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in bank demand deposits.  The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

3.  Summary of Significant Accounting Policies, continued

Property and Equipment and Long-Lived Assets

Property and equipment consists of office equipment and is recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which for office equipment is three to five years. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Software development costs are accounted for in accordance with FASB ASC 350-40, Intangibles — Goodwill and Other: Internal Use Software. According to ASC 350-40 capitalization of costs shall begin when both of the following occur: a) preliminary project stage is completed,  b) management, with the relevant authority, implicitly or explicitly authorizes and commits to funding a computer software project and it is probable that the project will be completed and the software will be used to perform the function intended. The costs capitalized include fees paid to third parties for services provided to develop the software during the application development stage, payroll and payroll-related costs such as costs of employee benefits for employees who are directly associated with and who devote time to the internal-use computer software project on activities that include coding and testing during the application development stage and interest costs incurred while developing internal-use computer software(in accordance with ASC 835-20).  Once the software is ready for its intended use, the costs are amortized using straight-line method over the estimated useful life of up to five years. The unamortized capitalized cost of the software is compared annually to the net realizable value. The amount by which the unamortized capitalized costs of the internal use software exceed the net realizable value of that asset is written off.

Impairment of Long-lived Tangible Assets and Definite-Lived Intangible Assets

Long-lived tangible assets and definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable.  Recoverability of assets held and used is generally measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by that asset.  If it is determined that the carrying amount of an asset may not be recoverable, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value Measurements

The company has adopted ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  The carrying amounts of accounts receivable and accounts payable of the Company approximate fair value because of the short maturity of these instruments.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

3.  Summary of Significant Accounting Policies, continued

ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to the authoritative guidance on Accounting for Income Taxes.  Deferred taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement and carrying amounts and the tax bases of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date.  The Company recognizes future tax benefits to the extent that realization of such benefits is more likely than not.

The Company follows the authoritative guidance that prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return.  This authoritative guidance requires that a company recognize in its financial statements the impact of tax positions that meet a “more likely than not” threshold, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Loss per Share

We have presented basic loss per share, computed on the basis of the weighted average number of common shares outstanding at the end of the period, and diluted loss per share, computed on the basis of the weighted average number of common shares and all potentially dilutive common shares outstanding during the period. Potential common shares result from stock options, vesting of restricted stock grants and convertible notes. However, for the years presented, all outstanding stock options, restricted stock grants and convertible notes are anti-dilutive due to the losses incurred.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

3.  Summary of Significant Accounting Policies, continued

Stock-Based Compensation

The Company granted stock options and restricted stock as compensation to employees and directors.  Compensation expense is measured in accordance with FASB ASC 718 (formerly SFAS No. 123R), Compensation - Stock Compensation.  Compensation expense is recognized over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.  Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Concentrations of Credit Risk

Significant concentrations of credit risk may arise from the Company’s cash maintained in the bank.  The Company maintains cash in quality financial institution, however, at times, cash balance may exceed the federal deposit insurance limits (FDIC limits).  As of September 30, 2011 the cash balance with the bank exceeded the $250,000 FDIC limit, but is covered under the temporary unlimited deposit insurance coverage for non-interest bearing transaction accounts through December 31, 2011, and so there was no significant credit risk.

Advertising and Marketing

The Company’s advertising and marketing costs, which consist primarily of marketing and trade show costs, business development and printed promotional and sales presentation materials, are charged to expense when incurred.  The advertising and marketing expense was $99,039 and $108,835 for the three and nine months ended September 30, 2011 and $3,285 and 8,285 for the three and nine months ended September 30, 2010 respectively.

4.  Property and Equipment

Property and equipment consisted of the following as of September 30, 2011 and December 31, 2010 respectively:

Office Equipment, Furniture & Fixtures	$12,538	$4,365
Less: Accumulated depreciation	(1,274)	(141)
Net property and equipment	$11,264	$4,224

Depreciation expense was $492 and $1,132 for the three and nine months ended September 30, 2011 and $23 for the three and nine months ended September 30, 2010, respectively.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

5.  Intangibles

Intangible assets consist of the following at September 30, 2011 and December 31, 2010 respectively:

Capitalized Software Development Costs	756,729	$452,516
Less: Accumulated amortization	(95,097)	(11,937)
Net capitalized development costs	$661,632	$440,579

The capitalized software development costs include $13,119 of interest capitalized as of September 30, 2011. The amortization expense relating to the capitalized development cost was $32,107 and $83,160 for the three and nine months ended September 30, 2011 respectively and $0 for the three and nine months ended September 30, 2010.

Amortization expense over the next five years and thereafter is estimated to be as follows:

2011	$36,758
2012	$147,033
2013	$147,033
2014	$147,033
2015	$133,977
thereafter	$49,797
$661,632

6.  Income Tax Provision

The Company’s income taxes are recorded in accordance with ASC 740 “Income Taxes”. The tax effects of the Company’s temporary differences that give rise to significant portions of the deferred tax assets consisted primarily of net operating losses totaling $491,013 as of September 30, 2011 which was fully reserved.

Deferred tax assets and liabilities are computed by applying the effective U.S. federal and state income tax rate to the gross amounts of temporary differences and other tax attributes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. At September 30, 2011, the Company believed it was more likely than not that future tax benefits from net operating loss carry-forwards and other deferred tax assets would not be realizable through generation of future taxable income and accordingly deferred tax assets are fully reserved.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

7.   Notes Payable

The company had convertible subordinated notes payable issued to eleven entities/individuals.  The notes accrued simple interest at the rate of 8% per annum.  The principal amount of the notes, along with all accrued interest thereon was subject to automatic conversion upon the next financing transaction in which the Company sells shares of its capital stock to an outside vendor in an arm’s length transaction.  The principal balance of $1,475,000 (including notes payable to affiliate of $200,000) and accrued interest thereon of $90,088 as of August 31, 2011 were converted into 28,135,234 common shares as of September 1, 2011.

On September 1, 2011 and as part of the reverse merger, the Company issued convertible promissory notes (the “Promissory Notes”) to two accredited investors in a private placement transaction (the “Private Placement”) pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) in the aggregate principal amount of One Million Five Hundred Thousand Dollars ($1,500,000) and five-year warrants (the “Warrants”) to purchase up to 22,091,311 shares of the Company’s common stock at an exercise price of $0.10 per share. The notes are due December 1, 2011 and accrue no interest. The Promissory Notes are automatically convertible at $1 into One Million Five Hundred Thousand (1,500,000) shares of the Company’s Series A Convertible Preferred Stock (“Series A Preferred”) immediately upon the creation of the Series A Preferred by the Company. The Series A Preferred stock was approved October 17, 2011 and the notes were immediately converted. The Series A Preferred shares are initially convertible into shares of the Company’s common stock at a conversion price of $0.0679 per share. The conversion of preferred into common stock is limited to the extent that the beneficial owners own greater that 4.99% of the Company’s common stock.  The fair value of our common stock on the convertible debt issuance date was $0.0679 per share. The exercise price of the warrants is $0.10 per share, and the warrants were deemed to have no intrinsic value. The convertible notes are short term with no interest, therefore no discount was recorded or allocation made to equity for the fair value of the warrants. The entire $1,500,000 convertible debt balance will be re-classed to equity in the fourth quarter of 2011 due to the October 17, 2011 conversion of the $1,500,000 debt into Series A Preferred shares.

8.  Stockholders’ Equity (Deficit)

Blue Calypso Holdings, Inc. is authorized to issue 685,000,000 shares of capital stock: 680,000,000 shares of common stock with voting rights at a par value of $.0001 and 5,000,000 shares of Series A Convertible Preferred Stock, also at $.0001 par value per share.  There were 125,295,526 shares of common stock issued and outstanding as of September 30, 2011. No shares of preferred stock were issued and outstanding as of September 30, 2011.  The Company did not make or declare any distributions to shareholders during the three and nine months ended September 30, 2011.

Long-Term Incentive Plan

The stockholders approved the Blue Calypso, Inc. 2011 Long-Term Incentive Plan (the “Plan”) on September 9, 2011.  The Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards which may be granted singly, in combination, or in tandem, and which may be paid in cash or shares of common stock.  Subject to certain adjustments, the maximum number of shares of common stock that may be delivered pursuant to awards under the Plan is 35,000,000 shares.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

8.  Stockholders’ Equity (Deficit), continued

Stock Options

During the three months ended September 30, 2011 the Company granted options to purchase 2,420,000 shares of the Company’s common stock to non-employee board members and other consultants under the Plan.  The options vest pro rata quarterly over two years.  No options were granted to employees during the three months ended September 30, 2010.

The fair value for the Company’s options were estimated at the date of grant using the Black-Scholes option pricing model with the weighted average assumptions as noted in the following table.  The Black-Scholes option valuation model incorporate ranges of assumptions for inputs, and those ranges are disclosed below.  Expected volatilities are based on similar industry-sector indices.  The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate assumption is based on market yield on U.S. Treasury securities at 2-year constant maturity, quoted on investment basis determined at the date of grant.

Assumptions used for employee stock options:
Risk-free interest rate	0.25%
Stock price volatility	20% - 37%
Expected life	2 years

Using the valuation assumptions noted above, the Company estimated the value of stock options granted during the three months ended September 30, 2011 to be approximately $33,910.  The value of these options is being amortized to stock-based compensation expense quarterly over their two year vesting period. The stock-based compensation expense recorded during the three and nine months ended September 30, 2011 as well as the three and nine months ended September 30, 2010 were $0 respectively.  All 2,420,000 options were granted on September 8, 2011, when the stock price was estimated to be $0.0679 per share, so there was no intrinsic value for any options granted.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

8.  Stockholders’ Equity (Deficit), continued

The following table summarizes the stock option activity as of September 30, 2011:

	Outstanding Options	Weighted Average Exercise Price
Balance, December 31, 2010	320,825	0.001
Granted	2,420,000	0.0679
Exercised	0	0
Cancelled	320,825	0.001
Balance, September 30, 2011	2,420,000	$0.0679
Exercisable at 9/30/2011	0	$0.0679

Non-vested at 9/30/2011	2,420,000	$0.0679

Restricted Stock

The restricted stock granted prior to the reverse merger transaction, have been retroactively restated as capital stock shares reflecting the exchange ratio in the Merger.

The following table summarizes the restricted stock activity for the period ended September 30, 2011:

Restricted shares issued as of December 31, 2010	6,737,322
Granted prior to Reverse Merger	2,566,599
Granted subsequent to Reverse Merger	320,825
Expired and forfeited	2,887,424
Converted as part of the Reverse Merger	6,416,497
Vested	80,207
Unvested restricted shares as of September 30, 2011	240,618

All 320,825 shares were granted on September 8, 2011 when the stock price was estimated to be $0.0679 per share, so the intrinsic value for the restricted shares at the date of issuance was $0.0679 per share, or a total of $21,784. A total of 25%, or 80,207 restricted shares, were vested at grant date.  The unvested restricted shares will vest pro rata annually over three years from the date of grant.  The total deferred compensation expense of $21,784 will be recognized over the vesting period.  The share based compensation expense for the three and nine months ended September 30, 2011 was $5,446.  The share based compensation expense was $0 for the three and nine months ending September 30, 2010.

BLUE CALYPSO, INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

9.  Related Party Transactions

Aztec Systems, Inc. is an affiliate of the Company that provides administrative and technical support services to the Company.  The majority owner of Aztec Systems, Inc. is also the majority stockholder of the Company. The Company incurred management fees of $13,625 and $38,614, and software development fees of $127,820 and $298,160 relating to Aztec Systems for the three and nine months ended September 30, 2011, respectively. Management fees of $8,513 and $16,013, and software development fees of $128,793 and $245,824 were incurred during the three and nine months ended September 30, 2010.  The Company had accounts payable to Aztec Systems of $147,302 as of September 30, 2011.

10.  Subsequent Events

The Company evaluated events or transactions occurring after September 30, 2011, the balance sheet date, through November 11, 2011, the date the consolidated financial statements were available to be issued, and determined any events or transactions which could impact the consolidated financial statements as of and for the nine months ended September 30, 2011.

On October 17, 2011, the Company merged with and into Blue Calypso, Inc., a Delaware corporation a wholly-owned subsidiary, for the sole purpose of changing the state of incorporation from Nevada to Delaware. The Series A Convertible Preferred Stock became effective with the merger, and the promissory notes (See Note 6) automatically converted into 1,500,000 shares of Series A Convertible Preferred Stock.